Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

VERINT SYSTEMS INC.,

CALABRIO, INC.

and

VIKING MERGER SUB, INC.

August 24, 2025

2

Exhibit A – Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation

Exhibit B – Form of By-laws of the Surviving Corporation

Exhibit C – Form of Support Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated August 24, 2025, is entered into by and among Verint Systems Inc., a Delaware corporation (the “Company”), Calabrio, Inc., a Delaware corporation (“Parent”), and Viking Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned Subsidiary of Parent;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend that the stockholders of the Company adopt this Agreement and directed that such matter be submitted for consideration of the stockholders of the Company at the Stockholder Meeting;

WHEREAS, the board of directors of Parent has unanimously approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend that the sole stockholder of Merger Sub adopt this Agreement and directed that such matter be submitted for consideration of the sole stockholder of Merger Sub;

WHEREAS, substantially concurrently with the delivery of this Agreement and as a condition and material inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain of the Company’s stockholders (the “Supporting Stockholders”) have entered into support agreements with the Company, Parent and Merger Sub, substantially in the form attached hereto as Exhibit C, pursuant to which, among other things, the Supporting Stockholders have agreed to vote in favor of the transaction contemplated by this Agreement (the “Support Agreements”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Thoma Bravo Fund XIV, L.P. (the “Equity Investor”) is entering into an equity financing commitment letter in favor of Parent (the “Equity Financing Letter”), pursuant to which the Equity Investor has committed, subject to the terms and conditions therein, to invest in Parent the amounts set forth therein; and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions.

(a) As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality and use terms not materially less restrictive in the aggregate to the counterparty thereto than the confidentiality and use terms of the Confidentiality Agreement (it being agreed that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making, or amendment, of any Acquisition Proposal); provided, however, that such confidentiality agreement does not contain provisions that prohibit the Company from complying with the provisions of Article 6. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with the Company relating to a potential acquisition of, or business combination with, the Company shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement for all purposes under this Agreement.

“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest from any Third Party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by, or issuance to, any Third Party, directly or indirectly, of 20% or more of any class of outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning 20% or more of any class of outstanding voting or equity securities of the Company, (ii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company or any of its Subsidiaries, the business of which constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iv) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company, pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction or (v) any combination of the foregoing.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, that, the Supporting Stockholders shall not be deemed to be an “Affiliate” of the Company or any of its Subsidiaries.

“Aggregate Merger Consideration” means the sum of the aggregate per share Merger Consideration, plus the aggregate Vested RSU Payments, plus the aggregate Vested PSU Payments, plus the aggregate Vested Phantom Share Payments, plus the Preferred Stock Redemption Amount.

“Anti-Money Laundering Laws” means the applicable anti-money laundering statutes, and the regulations thereunder, of any jurisdiction in which the Company or any of its Subsidiaries conducts business or is located, including, without limitation, the US Money Laundering Control Act of 1986, the Bank Secrecy Act of 1970, and the USA PATRIOT Act of 2001 (as amended and updated) and their implementing regulations.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act of 1914 and all other applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

“Applicable Law” means, with respect to any Person, any international, national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon and applicable to such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York are authorized or required by Applicable Law to close.

“Capped Call Documentation” means those certain (i) Base Call Option Transaction Confirmations, dated as of April 6, 2021, by and between the Company, on the one hand, and Barclays Bank PLC, Deutsche Bank AG, London Branch, Goldman Sachs & Co. LLC, Jefferies International Limited, and Mizuho Markets Americas LLC (the “Capped Call Dealers”), on the other hand, each as amended by those certain side letters, dated as of April 6, 2021 and April 29, 2021, respectively, by and between the Company and the Capped Call Dealers, and (ii) Additional Call Option Transaction Confirmations, dated as of April 8, 2021, by and between the Company, on the one hand, and the Capped Call Dealers, on the other hand, each as amended by those certain side letters, dated as of April 8, 2021 and April 29, 2021, respectively, by and between the Company and the Capped Call Dealers.

“Capped Calls” means the transactions evidenced by the Capped Call Documentation.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of April 30, 2025 and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the quarterly period ended April 30, 2025.

“Company Balance Sheet Date” means April 30, 2025.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company and delivered to Parent and Merger Sub prior to or simultaneously with the execution of this Agreement.

“Company Employee Plan” means (i) each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) each employment, severance, retention or change in control contract, plan, arrangement, or policy and (iii) each other material plan or arrangement providing for compensation (including variable cash compensation and commissions), bonuses, profit-sharing, stock options or other stock-related rights or other forms of incentive or deferred compensation, health or medical benefits, employee assistance program, disability or sick leave benefits, supplemental unemployment benefits, severance benefits, and post-employment or retirement benefits (including compensation, pension, health, medical, or life insurance benefits), other than any such offer letter that is substantially similar to the form of offer letter Made Available to Parent and terminable “at will” (or following a notice period imposed by Applicable Law) without any contractual obligation on the part of the Company or any Subsidiary of the Company to make any severance, termination, change in control, or similar payment, and other than any such contract, plan, arrangement, or policy that is statutorily mandated and exclusively maintained by a Governmental Authority in a non-U.S. jurisdiction, which, in each case of clauses (i) through (iii), is maintained, administered or contributed to by the Company or any Subsidiary of the Company, including for the benefit of any current or former employee, director or individual service provider of the Company or any Subsidiary of the Company, or for which the Company or any Subsidiary of the Company has any current liability or obligation (contingent or otherwise).

“Company Equity Awards” means the Company RSUs, the Company PSUs, and the Company Phantom Shares.

“Company Financial Advisor” means Jefferies LLC (“Jefferies”) or another independent financial advisor of nationally recognized reputation.

“Company Material Adverse Effect” means any change, event, occurrence, facts, condition, circumstance, development or effect (each, an “Effect”) that, individually or in the aggregate with such other Effects has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following (alone or in combination) shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

(A) the negotiation, execution, announcement or performance of this Agreement or the pendency or consummation of the Merger or the other transactions contemplated by this Agreement (including any litigation or any loss of or adverse change in the relationship of the Company and its Subsidiaries with their respective employees, investors, contractors, lenders, customers, technology and other partners, suppliers, vendors, Governmental Authorities or other Third Parties related thereto (provided that this clause (A) shall not apply with respect to any breach or inaccuracy of any representation or warranty set forth in Section 4.02(a) or Section 4.04));

(B) the identity of Parent or any of its Affiliates as the acquiror of the Company, or any facts or circumstances concerning Parent or any of its Affiliates, including any communication by any of them regarding plans, proposals or projections with respect to the Company, its Subsidiaries or their employees;

(C) any change in economic, market, business, political, financial, commodity, credit, debt, securities, derivatives or capital market conditions in the United States or in any other country or region in the world, including inflation, labor shortages, interest rates, foreign exchange or exchange rates, tariffs, trade wars and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any security exchange or over-the-counter market;

(D) general conditions in any industry in which the Company and its Subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world, or changes therein;

(E) any changes or proposed changes in GAAP or other accounting standards (or the enforcement or interpretation thereof);

(F) (i) any changes or proposed changes in Applicable Law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy (or the enforcement or interpretation thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby or (ii) any effect arising out of or resulting from the Inflation Reduction Act of 2022, or any changes or proposed changes thereto;

(G) the taking of any action, or refraining from taking any action, in each case at the written direction, or with the consent, of Parent or Merger Sub, or the taking of any action, or failure to take any action, by Parent, Merger Sub or any of their Affiliates;

(H) any Transaction Litigation or any demand or Proceeding for appraisal or the fair value of any shares of Company Common Stock pursuant to the DGCL in connection herewith;

(I) any outbreak, continuation or escalation of acts of terrorism (including cyber-terrorism), civil unrest, hostilities, sabotage, or war (whether or not declared, including the Russian-Ukrainian and Israeli-Palestinian conflicts, and escalations and effects thereof), hurricanes, volcanoes, tornados, floods, earthquakes, tsunamis, mudslides, weather-related events, epidemics, pandemics (including COVID-19), plagues, other outbreaks of illness or public health events, fires or natural or man-made disaster or act of God, including any worsening of such conditions existing as of the date hereof;

(J) the availability or cost of equity, debt or other financing to Parent, Merger Sub or the Surviving Corporation; or

(K) any failure by the Company to meet, or changes to, internal, published, or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings, cash flow or any other financial or performance measures (whether made by the Company or any Third Parties), any change in the Company’s credit ratings, or any change in the price or trading volume of shares of Company Common Stock, Company Preferred Stock or other Company Securities (it being understood that the underlying causes of such failures or changes in this clause (K) may be taken into account in determining whether a Company Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition).

provided that in the case of clauses (C), (D), (E), (F) and (I), such Effect may be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such Effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate, in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect.

“Company Phantom Shares” means each phantom share that entitles the holder thereof to a cash payment based on the fair market value of a share of Company Common Stock that was granted under any Company Stock Plan or otherwise whose vesting as of immediately prior to the Effective Time is conditioned solely on service-based vesting conditions.

“Company PSU” means each restricted stock unit granted under any Company Stock Plans or otherwise whose vesting as of immediately prior to the Effective Time is conditioned in full or in part based on achievement of performance-based goals or metrics.

“Company Return” means any income or other material Tax Return of the Company or any of its Subsidiaries.

“Company RSU” means each restricted stock unit granted under any Company Stock Plans or otherwise whose vesting as of immediately prior to the Effective Time is conditioned solely on service-based vesting conditions.

“Company Stock Plans” means the Verint Systems Inc. 2019 Long-Term Stock Incentive Plan and the Verint Systems Inc. 2023 Long-Term Stock Incentive Plan, in each case, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Company Termination Fee” means an amount equal to $50,000,000.

“Contract” means any legally binding contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment, or other instrument, obligation, arrangement or understanding of any kind.

“Convertible Notes” means the 0.25% Convertible Senior Notes due 2026 of the Company issued under the Convertible Notes Indenture.

“Convertible Notes Indenture” means the Indenture, dated as of April 9, 2021, by and between the Company and Wilmington Trust, National Association, as trustee.

“COVID-19” means the coronavirus (COVID-19) pandemic, including any evolutions or mutations of the coronavirus (COVID-19) disease, and any further epidemics or pandemics arising therefrom.

“CTA” means the Clean Team Confidentiality Agreement, dated June 17, 2025, between the Company and Thoma Bravo, L.P.

“Debt Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide, syndicate or arrange all or any part of the Debt Financing, including the agent and lender parties to the Debt Commitment Letter and any agent and lender parties to any joinder agreements, credit agreements or similar documents entered into in connection therewith, together with their respective Affiliates and their and their respective former, current and future Affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns; provided that in no event shall Parent or an Affiliate thereof (other than a bona fide debt fund or investment vehicle that in the ordinary course of its business is engaged in making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit or advises funds or other investment vehicles engaged in such undertaking), or any of their respective Representatives, constitute a Debt Financing Source.

“Environmental Law” means any Applicable Law concerning pollution, the protection, preservation or restoration of human health or safety or protection of the natural environment, including any such Applicable Law relating to the manufacture, handling, transport, use, treatment, storage, disposal or release of any Hazardous Substance.

“Environmental Permits” means any Governmental Authorizations issued under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any entity that is or was, at a relevant time with respect to which the Company or any of its Subsidiaries continues to have any liability, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company.

“Ex-Im Laws” means all applicable U.S. and non-U.S. laws, statutes, ordinances, rules, regulations, judgments, writs, decrees and orders of any Governmental Authority relating to export, reexport, transfer, retransfer, and import controls, including the U.S. Export Administration Regulations and International Traffic in Arms Regulation, the customs and import Laws administered by U.S. Customs and Border Protection and the EU Dual Use Regulation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FDI Laws” means any and all applicable Laws, regulations, statutes, rules, orders, decrees, or other legal requirements of any Governmental Authority relating to or governing foreign ownership, foreign investment, or the review, approval, notification, or restriction of foreign direct investment.

“Foreign Plan” means any Company Employee Plan that is maintained outside of the United States of America.

“Fraud” means an intentional act of common law fraud in the making of the representations and warranties set forth in Article 4 (in the case of the Company) or the representations and warranties set forth in Article 5 (in the case of Parent and Merger Sub), in each case with the specific intent to deceive and mislead the other party with respect to such representations and warranties.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means (i) any government or any state, department, local authority or other political subdivision thereof, or (ii) any governmental or quasi-governmental body, agency, authority (including any central bank, Taxing Authority or trans-governmental or supranational entity or authority), minister or instrumentality (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including the Israel Innovation Authority.

“Governmental Authorizations” means, with respect to any Person, all licenses, registrations, qualifications, clearances, permits, certificates, waivers, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any Applicable Law.

“Government Bid” means any quotation, bid or proposal by the Company or any of its Subsidiaries that, if accepted or awarded, would result in a Government Contract.

“Government Contract” means any Contract for the delivery of supplies or provision of services by or between the Company or any of its Subsidiaries, on the one hand, and any (i) Governmental Authority or (ii) by or between the Company as a subcontractor at any tier and any other Person in connection with any Contract with a Governmental Authority, on the other hand.

“Government Grant” means any grant, subsidy, or award from the U.S., the government of the State of Israel or any other Governmental Authority.

“Hazardous Substance” means any pollutant, contaminant, toxic substance, hazardous waste, hazardous material, hazardous substance, petroleum or petroleum-containing product, asbestos-containing material, per- and polyfluoroalkyl substances, or polychlorinated biphenyl, as listed or regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, as to the Company and its Subsidiaries, without duplication, all (i) indebtedness of the Company or any of its Subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), (ii) obligations of the Company or any of its Subsidiaries evidenced by bonds, notes or debentures, (iii) indebtedness of the Company and its Subsidiaries evidenced by letters of credit to the extent drawn and not cash collateralized, (iv) obligations of the Company or any of its Subsidiaries under leases required to be capitalized under GAAP (but excluding the effects of

Financial Accounting Standards Board Accounting Standard Codification 842), (v) obligations of the Company or any of its Subsidiaries in respect of interest rate and currency obligation swaps and hedging arrangements, in each case, calculated as if the applicable swap or hedging arrangement was terminated at the Effective Time, (vi) liabilities related to the deferred purchase price of property or services (including any earn-outs, contingent payments, seller notes or other similar obligations), and (vii) obligations of the Company or any of its Subsidiaries to guarantee the types of payment obligations set forth in clauses (i) through (iii) above on behalf of any Person other than the Company or its Subsidiaries; provided that, notwithstanding the foregoing or anything else to the contrary in this Agreement and for clarification, Indebtedness shall not include (A) any letters of credit to the extent not drawn (or otherwise cash collateralized), (B) surety bonds, performance bonds or other bonds to the extent not drawn (or otherwise cash collateralized), (C) any intercompany indebtedness among the Company and its Subsidiaries (including between Subsidiaries), (D) deferred rent arising from free rental periods at the beginning of any lease, (E) any prepaid amounts, customer deposits or deferred revenue, (F) trade payables or other current liabilities in the ordinary course of business, (G) obligations under operating leases, (H) any fees, costs and expenses to the extent incurred by or at the written direction of Parent or Merger Sub relating to Parent’s, Merger Sub’s or any of their respective Affiliates’ financing (including, without limitation, the Equity Financing or any Debt Financing) for the transactions contemplated by this Agreement or any other liabilities or obligations incurred by Parent, Merger Sub or any of their respective Affiliates in connection with the transactions contemplated by this Agreement or otherwise, (I) short-term deferred revenues, (J) any Taxes, (K) obligations arising under revenue sharing agreements or conditional sale obligations or (L) any fees, costs and expenses incurred pursuant to Section 6.18.

“Knowledge of the Company” means the actual knowledge of each of the individuals identified in Section 1.01(a) of the Company Disclosure Schedule assuming reasonable inquiry of such individual’s direct reports primarily responsible for such matters.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.

“Made Available” means that such information, document or material was: (i) publicly available on the SEC EDGAR database prior to the execution of this Agreement; (ii) delivered to Parent or Parent’s Representatives in hard copy form or via ShareFile or similar service, or via email (with receipt confirmed via subsequent communication or discussion) prior to the execution of this Agreement; or (iii) made available for review by Parent or Parent’s Representatives prior to the execution of this Agreement in the “Project Viking” virtual data room hosted by Intralinks and maintained by or on behalf of the Company in connection with the transactions contemplated by this Agreement.

“Material Subsidiary” means each Subsidiary of the Company that is a “Significant Subsidiary” (as defined in Regulation S-X, 17 CFR § 210.1-02(w)).

“Nasdaq” means Nasdaq Global Select Market.

“Order” means, with respect to any Person, any order, injunction, judgment, decree, or ruling enacted, adopted, promulgated or applied by a Governmental Authority or arbitrator of competent jurisdiction that is binding upon or applicable to such Person or its property.

“Parent Disclosure Schedule” means the disclosure schedule that has been prepared by the Parent and Merger Sub and delivered to the Company prior to or simultaneously with the execution of this Agreement.

“Parent Material Adverse Effect” means any event, change, occurrence, development or state of circumstances that, individually or in the aggregate, would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement.

“Parent Termination Fee” means an amount equal to $112,678,299.

“Permit” means any permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Authorities.

“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet, (ii) Liens for Taxes, assessments, utilities or other governmental charges or levies that are (A) not yet due and payable (or are due and payable without penalty) or (B) being contested in good faith and for which appropriate reserves have been established by the Company in accordance with GAAP, (iii) customary interests of lessors and sublessors of any leased properties and other statutory Liens in favor of lessors and sublessors, (iv) easements, rights of way and other imperfections of title or encumbrances that do not materially interfere with the present use of, or materially detract from the value of, the property related thereto, including any Lien on Company Intellectual Property that is not material to the business of the Company or its Subsidiaries, (v) requirements and restrictions of zoning, building and other laws which are not violated by the current use or occupancy of such property, (vi) Liens incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, pension programs and similar obligations, (vii) mechanics’, carriers’, workmen’s, repairmen’s or other like liens or other similar encumbrances arising or incurred in the ordinary course of business that do not materially interfere with the present use of, or materially detract from the value of, the property related thereto, (viii) nonexclusive licenses and sublicenses of Intellectual Property granted in the ordinary course of business, (ix) Liens imposed by any applicable loan agreements or indentures, (x) Liens that do not materially adversely affect the use of or impair the value of the asset or property subject to such Liens, (xi) any Lien incurred in the ordinary course of business since the Company Balance Sheet Date, (xii) any Liens that would be discharged or released at or prior to the Closing, and (xiii) any Lien securing capital lease obligations or purchase money debt.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any suit, charge, complaint, claim, action, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel.

“Representatives” means, with respect to any Person, the directors, officers, employees, advisors, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting solely in such capacity.

“Required Information” means (i) the Company Balance Sheet, and (ii) such other customary information required to obtain the Debt Financing and reasonably requested by Parent or the Debt Financing Sources.

“Sanctioned Country” means any country or region or government thereof that is, or has been since April 24, 2019, the subject or target of Sanctions or a comprehensive embargo under Trade Control Laws by the U.S. (including Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).

“Sanctioned Person” means any Person that is the subject or target of Sanctions or restrictions under Sanctions including: (i) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other sanctions- or export-related restricted party list maintained by OFAC, the U.S. Department of Commerce Bureau of Industry and Security (“BIS”) or the U.S. Department of State; (ii) any Person located, organized, or ordinarily resident in a Sanctioned Country; or (iii) to the extent applicable by operation of Law, any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or, as applicable, otherwise controlled by a Person or Persons described in clauses (i) or (ii).

“Sanctions” means all applicable U.S. and non-U.S. laws, statutes, ordinances, rules, regulations, judgments, writs, decrees and orders of any Governmental Authority relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC, BIS or the U.S. Department of State), His Majesty’s Treasury of the United Kingdom, the European Union and the United Nations Security Council.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series A Preferred Stock” means the Series A convertible preferred stock, par value $0.001 per share, of the Company.

“Series B Preferred Stock” means the Series B convertible preferred stock, par value $0.001 per share, of the Company.

“Subsidiary” of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof.

“Superior Proposal” means any bona fide written Acquisition Proposal not solicited in violation of Section 6.02 that the Company Board or any committee thereof determines in good faith (after consultation with a Company Financial Advisor and outside legal counsel), taking into account such legal, financial, regulatory, and other aspects of the Acquisition Proposal (including the certainty of, and the expected length of time to, closing and the form of consideration (and the risk of fluctuation in the value thereof)) and the Third Party making the Acquisition Proposal as the Company Board or any committee thereof reasonably deems relevant, would, if consummated, result in a transaction that is more favorable to the Company’s stockholders than the Merger (including any revisions to the terms of this Agreement proposed by Parent in writing prior to the time of such determination); provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20% or more” or “less than 80%” shall be deemed to be references to “more than 50%” or “less than 50%,” respectively.

“Tax” means any tax or other like governmental assessment or charge, duty, fee or liability in the nature of a tax (including withholding tax required by applicable tax law on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount with respect thereto.

“Tax Return” means any report, return, document, declaration or other information filed or required to be filed with or supplied to a Taxing Authority with respect to Taxes, including information returns and any document accompanying payments of estimated Taxes.

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than (i) the Company or any of its controlled Affiliates or (ii) Parent or any of its Affiliates or Representatives.

“Transaction Litigation” means any claim, demand or Proceeding (including any class action or derivative litigation) asserted, commenced or threatened by, on behalf of or in the name of, against or otherwise involving Parent, Merger Sub, the Company, the Company Board, any committee thereof and/or any of Parent’s or the Company’s directors or officers relating directly or indirectly to this Agreement, the Merger or any related transaction (including any such claim, demand or Proceeding based on allegations that the Company’s entry into this Agreement or the terms and conditions of this Agreement or any related transaction constituted a breach of the fiduciary duties of any member of the Company Board, any member of the board of directors of any of the Company’s Subsidiaries or any officer of the Company or any of its Subsidiaries), in each case other than any Proceeding solely among the parties hereto or their respective Affiliates.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of Treasury and the Internal Revenue Service.

“Unvested Company Phantom Share” means each Company Phantom Share that is outstanding as of immediately prior to the Effective Time and not a Vested Company Phantom Share.

“Unvested Company PSU” means each Company PSU that is outstanding as of immediately prior to the Effective Time and not a Vested Company PSU.

“Unvested Company RSU” means each Company RSU that is outstanding as of immediately prior to the Effective Time and not a Vested Company RSU.

“U.S.” means the United States of America including all states, the District of Columbia, and all territories and possessions of the United States of America.

“Vested Company PSU” means each Company PSU that is outstanding, vested and remains unsettled as of immediately prior to the Effective Date or that vests in accordance with its terms as in effect as of the date hereof as a result of the consummation of the transactions contemplated herein (including, for the avoidance of doubt, any Company PSU (if any) for which the applicable vesting condition is met prior to or as a result of the consummation of the transactions contemplated herein).

“Vested Company Phantom Share” means each Company Phantom Share that is outstanding, vested and remains unpaid as of immediately prior to the Effective Date or that vests in accordance with its terms as in effect as of the date hereof as a result of the consummation of the transactions contemplated herein.

“Vested Company RSU” means each Company RSU that is outstanding, vested and remains unsettled as of immediately prior to the Effective Date or that vests in accordance with its terms as in effect as of the date hereof as a result of the consummation of the transactions contemplated herein.

“Willful and Material Breach” means a material breach that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such act, or the failure to cure such breach, would cause or constitute, or would reasonably be expected to result in, such material breach.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accelerated Director RSUs	2.06(a)
Adverse Recommendation Change	6.03(a)
Agreement	Preamble
Alternative Financing	6.17(b)
Annual Bonus	6.07(d)
Annual Bonus Plan	6.07(d)
Anti-Corruption Laws	4.13(a)
Bankruptcy and Equity Exceptions	4.02(a)
Capitalization Date	4.05(a)
Capped Call Dealers	1.02(a)
Cash Replacement PSU Amounts	2.06(d)
Cash Replacement RSU Amounts	2.06(b)
Certificate of Merger	2.02(a)
Certificates	2.04(a)
Closing	2.01
Company	Preamble
Company Board	Recitals
Company Common Stock	Section 2.03(a)
Company Intellectual Property	4.20(k)(i)
Company Leased Real Property	4.21(b)
Company Preferred Stock	4.05(a)
Company Recommendation	4.02(a)
Company SEC Documents	4.07(a)
Company Securities	4.05(b)
Confidentiality Agreement	6.19
Continuing Employee	6.07(a)
Copyrights	4.20(k)(ii)(C)
Covenant Period	6.07(a)
Credit Agreement	6.01(b)(xiii)
Current Premium	6.11(a)
Data Requirements	4.22
Debt Commitment Letter	5.08(a)
Debt Commitment Papers	5.08(a)
Debt Documents	6.17(a)
Debt Financing	5.08(a)
Debt Financing Fee Letter	5.08(a)
Delaware Courts	9.07
DGCL	Recitals
DOJ	6.12(b)
DPA	5.14
Effective Time	2.02(b)
Eligible Continuing Employee	6.07(d)
End Date	8.01(b)
Equity Award Holders	2.06(e)

Term	Section
Equity Financing Letter	Recitals
Equity Investor	Recitals
Excluded Benefits	6.07(a)
FTC	6.12(b)
Funding Date	5.08(c)
Indemnified Party	6.11(b)
Indemnified Party Proceeding	6.11(b)
Intellectual Property	4.20(k)(ii)
Interim Tax Ruling	6.25
Intervening Event	6.03(b)(i)
Israeli Tax Ruling	6.25
IT Systems	4.20(g)
Marks	4.20(k)(ii)(B)
Material Contract	4.14(a)(i)
Merger	Recitals
Merger Consideration	2.03(a)
Merger Sub	Preamble
NDA	6.19
Non-Cooperation Notice	6.18(g)
Notice of Intervening Event	6.03(b)(iii)(A)
Notice of Superior Proposal	6.03(b)(ii)(A)
Open Source Software	4.20(k)(iii)
Organizational Documents	4.01
Other Required Company Filing	6.04(b)
Parent	Preamble
Parent Benefit Plan	6.07(a)
Parent Related Parties	9.04(c)(i)
Patents	4.20(k)(ii)(A)
Payment Agent	2.04(a)
Payment Fund	2.04(a)
Payoff Amounts	6.18(a)(v)
Payoff Deliverables	6.18(a)(vi)
Personal Information	4.22
Preferred Stock Redemption Amount	2.03(c)
Registered IP List	4.20(a)
Required Amount	5.08(a)
Security Incidents	4.20(h)
Solvent	5.09
Stockholder Approval	4.02(c)
Stockholder Meeting	6.04(a)
Supporting Stockholders	Recitals
Surviving Corporation	2.02(c)
Third Party Rights	4.20(c)
Top Customers	4.14(a)(ii)
Top Vendors	4.14(a)(iii)

Term	Section
Trade Control Laws	4.13(c)
Trade Secrets	4.20(k)(ii)(D)
Union	4.17(b)
Vested Equity Award Payments	2.06(c)
Vested PSU Payments	2.06(c)
Vested RSU Payments	2.06(a)

Section 1.02 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The words “or”, “nor” and words of like import shall not be exclusive. References to “executive officer” shall refer to such term as defined in Rule 3b-7 under the Exchange Act. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended from time to time. References to “$” and “dollars” are to the currency of the United States. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. Accounting terms used, but not specifically defined, in this Agreement shall be construed in accordance with GAAP as applied by the Company. References to “ordinary course” or “ordinary course of business” refers to the ordinary course of business of the Company and its Subsidiaries that is consistent with past practice, including with respect to time, frequency and magnitude. Whenever this Agreement refers to a number of days, such number shall refer to calendar days, unless Business Days are specified.

ARTICLE 2

THE MERGER

Section 2.01 The Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) shall take place on the date that is the later of (a) three (3) Business Days after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions) and (b) October 23, 2025, in each case unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing will take place by electronic exchange of documents.

Section 2.02 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed and delivered to the Secretary of State of the State of Delaware for filing as provided in the DGCL.

(b) The Merger shall become effective on such date and at such time when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware, or at such later time and date as may be agreed by the parties hereto in writing and specified in the Certificate of Merger (the “Effective Time”).

(c) At the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. The Merger shall have the effects set forth in this Agreement and specified in the DGCL.

Section 2.03 Conversion of Shares. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any capital stock of Parent, Merger Sub or the Company:

(a) except as otherwise provided in Section 2.03(b) or Section 2.05, each share of common stock of the Company, par value $0.001 per share (the “Company Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall be automatically canceled and converted into the right to receive $20.50 in cash without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with this Agreement;

(b) each share of Company Common Stock held in the treasury of the Company or any of its Subsidiaries and any shares of Company Common Stock owned by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor;

(c) each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time shall be automatically (after complying with any requisite notice periods) redeemed for a redemption price equal to $1,000 in cash plus any unpaid accrued and accumulated dividends on such share (whether or not declared) up to, but excluding, the Closing Date (such redemption amount in respect of all such shares of Company Preferred Stock, the “Preferred Stock Redemption Amount”). On the Closing Date, the Company shall pay the Preferred Stock Redemption Amount to the holders of the Company Preferred Stock in redemption of the Company Preferred Stock in accordance with the respective Certificates of Designation, Preferences and Rights of the Company Preferred Stock, and following such redemption, all such shares of Company Preferred Stock shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and each holder of any such shares of Company Preferred Stock shall cease to have any rights with respect thereto; and

(d) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one fully paid, nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.04 Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”) for the purpose of exchanging for the Merger Consideration certificates representing shares of Company Common Stock (the “Certificates”); provided, however, that any references herein to “Certificates” are deemed to include references to book-entry account statements relating to the ownership of shares of Company Common Stock. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Payment Agent the aggregate per share Merger Consideration (the “Payment Fund”), provided, further that any portion of the Merger Consideration otherwise payable with respect to sellers of Company Common Stock which are subject to Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (the “Ordinance”) and are held by the trustee appointed by the Company in accordance with the provisions of Section 102 of the Ordinance (the “102 Trustee”), shall be delivered to the 102 Trustee to be held in trust on behalf of the holders thereof, and released in accordance with the requirements of Section 102 of the Ordinance and any regulations promulgated thereby, and the terms and conditions of the Israeli Tax Ruling or the Interim Tax Ruling, if obtained. To the extent such fund diminishes for any reason below the level required to make prompt payment of the Merger Consideration, Parent shall promptly replace or restore, or cause to be replaced or restored, the lost portion of such fund so as to ensure that it is, at all times, maintained at a level sufficient to make such payments. The Payment Fund shall be invested by the Payment Agent as directed by Parent; provided that (i) no such investment or losses thereon shall relieve Parent from making the payments required by this Article 2 or affect the amount of Merger Consideration payable hereunder, and following any losses Parent shall promptly provide additional funds to the Payment Agent in the amount of any such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (iii) such investments shall be in short-term obligations of the United States with maturities of no more than thirty (30) days, or guaranteed by, and backed by the full faith and credit of, the United States. Any and all interest or other amounts earned with respect to such funds shall become part of the Payment Fund. The Payment Fund shall not be used for any other purpose. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) pay all charges and expenses, including those of the Payment Agent, in connection with the exchange of shares of Company Common Stock and the payment of the Merger Consideration in respect of such shares of Company Common Stock.

(b) Promptly after the Effective Time, and in any event no later than three (3) Business Days after the Effective Time, Parent shall send, or shall cause the Payment Agent to send, to each record holder of shares of Company Common Stock at the Effective Time whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.03(a) a letter of transmittal and instructions in forms reasonably satisfactory to the Company (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery or transfer of the Certificates (or affidavits of loss in lieu of the Certificates pursuant to Section 2.08 to the Payment Agent) for use in such exchange). Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of the shares of Company Common Stock represented by a Certificate, within two (2) Business Days, upon (i) surrender to the Payment Agent of a Certificate, together with a duly completed and validly executed letter of transmittal, or (ii) receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of shares of Company Common Stock, and, in each case, delivery to the Payment Agent of such other documents as may reasonably be requested by the Payment Agent. Until so surrendered or transferred, each such Certificate shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of such Certificate.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Payment Agent any transfer Tax required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Payment Agent that such Tax has been paid or is not payable.

(d) All Merger Consideration paid upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock on the stock transfer books of the Surviving Corporation other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration as provided for, and in accordance with the procedures set forth, in this Article 2.

(e) If any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Payment Agent, including, if necessary, the posting by such Person of a bond, in such customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Payment Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated under this Article 2.

(f) Any portion of the Payment Fund that remains unclaimed by the holders of shares of Company Common Stock twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.04 prior to that time shall thereafter look only to Parent and the Surviving Corporation (as unsecured creditors thereof) for payment of the Merger Consideration.

Section 2.05 Dissenting Shares. Notwithstanding Section 2.03 or Section 2.04, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing, who is entitled to appraisal and who has properly exercised appraisal rights for such shares in accordance with Section 262 of the DGCL shall not be converted into a right to receive the Merger Consideration but instead shall be entitled only to payment of the appraised value of such shares in accordance with Section 262 of the DGCL, following which such shares shall automatically be canceled and shall cease to exist; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal, pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.03(a), without interest thereon, upon surrender of such Certificate formerly representing such share in accordance with Section 2.04. The Company shall provide Parent prompt written notice and copies of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL that relates to such demand, and Parent shall have the opportunity and right to participate in all negotiations and Proceedings with respect to such demands. Subject to the previous sentence, the Company shall enforce any contractual waivers that holders of Company Common Stock have granted regarding the waiver of appraisal or dissenter rights that apply to the Merger. Except with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the Company shall not make any payment with respect to, or offer to settle or settle, any such demands, or agree to do any of the foregoing.

Section 2.06 Company Equity Awards.

(a) At the Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holders thereof, each outstanding Vested Company Phantom Share shall be canceled and extinguished as of the Effective Time and, in exchange therefor, each such holder of any such Vested Company Phantom Share shall have the right to receive solely an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the aggregate number of shares of Company Common Stock that underly such Vested Company Phantom Shares as of immediately prior to the Effective Time (such product, the “Vested Phantom Share Payments”). From and after the Effective Time, the holder of any canceled Vested Company Phantom Share, as applicable, shall only be entitled to receive the Vested Phantom Share Payment in respect of such canceled Vested Company Phantom Share; provided that, with respect to any Vested Company Phantom Shares that constitute nonqualified deferred compensation subject to Section 409A of the Code, such payment shall be made at such other time or times following the Effective Time consistent with the terms of the Vested Company Phantom Share, as applicable, to the extent necessary to preserve the income Tax treatment of such Vested Company Phantom Shares, as applicable, and as required in order to comply with Section 409A of the Code, if necessary. All payments provided pursuant to this Section 2.06(a) shall be made through the Surviving Corporation’s payroll and/or equity award maintenance systems, subject to withholding (as applicable) in accordance with the provisions of Section 2.08.

(b) At the Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holders thereof, each outstanding Unvested Company Phantom Share shall be converted into a cash-based award that includes a right to receive solely an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the aggregate number of shares of Company Common Stock that underly such Unvested Company Phantom Shares as of immediately prior to the Effective Time (such product, the “Cash Replacement Phantom Share Amounts”), which Cash Replacement Phantom Share Amounts will, subject to the holder’s continued service with Parent or its Subsidiaries (including, following the Effective Time, the Surviving Corporation or its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company Phantom Shares for which such Cash Replacement Phantom Share Amounts were exchanged would have vested and been payable pursuant to their terms. All Cash Replacement Phantom Share Amounts will have the same terms and conditions (including with respect to vesting and any forfeiture or other provisions applicable upon a termination of employment or otherwise) as applied to the Unvested Company Phantom Share for which they were exchanged, except for terms rendered inoperative by reason of the consummation of the transactions contemplated herein or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Cash Replacement Phantom Share Amounts. The conversion of Unvested Company Phantom Shares as provided in this Section 2.06(b) shall be deemed the termination, and satisfaction in full, of any and all rights the holder had or may have had to receive any payments based on the fair market value of a share of Company Common Stock, and the holder shall only have the contingent right to receive the applicable Cash Replacement Phantom Share Amounts in accordance with this Section 2.06(b).

(c) At the Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holders thereof, (i) each Unvested Company RSU held by a non-employee director of the Company shall become fully vested and, as of immediately prior to the Effective Time, shall be treated as a Vested Company RSU for all purposes of this Agreement (the “Accelerated Director RSUs”), and (ii) each outstanding Accelerated Director RSU and each outstanding Vested Company RSU shall be canceled and extinguished as of the Effective Time and, in exchange therefor, each such holder of any such Accelerated Director RSU or Vested Company RSU shall have the right to receive solely an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the aggregate number of shares of Company Common Stock subject to such Accelerated Director RSUs and Vested Company RSUs, as applicable, as of immediately prior to the Effective Time (such product, the “Vested RSU Payments”). From and after the Effective Time, the holder of any canceled Accelerated Director RSU and Vested Company RSU, as applicable, shall only be entitled to receive the Vested RSU Payment in respect of such canceled Accelerated Director RSU and/or Vested Company RSU; provided that, with respect to any Accelerated Director RSUs and Vested Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code, such payment shall be made at such other time or times following the Effective Time consistent with the terms of the Accelerated Director RSU and Vested Company RSU, as applicable, to the extent necessary to preserve the income Tax treatment of such Accelerated Director RSU and Vested Company RSUs, as applicable, and as required in order to comply with Section 409A of the Code, if necessary. All payments provided pursuant to this Section 2.06(c) shall be made through the Surviving Corporation’s payroll and/or equity award maintenance systems, subject to withholding (as applicable) in accordance with the provisions of Section 2.08.

(d) At the Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holders thereof, each outstanding Unvested Company RSU held by anyone other than a non-employee director of the Company shall cease to represent a right to receive shares of Company Common Stock and shall be converted into a cash-based award that includes a right to receive solely an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the aggregate number of shares of Company Common Stock subject to such Unvested Company RSUs as of immediately prior to the Effective Time (such product, the “Cash Replacement RSU Amounts”), which Cash Replacement RSU Amounts will, subject to the holder’s continued service with Parent or its Subsidiaries (including, following the Effective Time, the Surviving Corporation or its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company RSUs for which such Cash Replacement RSU Amounts were exchanged would have vested and been payable pursuant to their terms. All Cash Replacement RSU Amounts will have the same terms and conditions (including with respect to vesting and any forfeiture or other provisions applicable upon a termination of employment or otherwise) as applied to the Unvested Company RSU for which they were exchanged, except for terms rendered inoperative by reason of the consummation of the transactions contemplated herein or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Cash Replacement RSU Amounts. The conversion of Unvested Company RSUs as provided in this Section 2.06(d) shall be deemed the termination, and satisfaction in full, of any and all rights the holder had or may have had to obtain shares of Company Common Stock in respect of such Unvested Company RSUs, and the holder shall only have the contingent right to receive the applicable Cash Replacement RSU Amounts in accordance with this Section 2.06(d).

(e) At the Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holders thereof, each outstanding Vested Company PSU shall be canceled and extinguished as of the Effective Time and in exchange therefor, each such holder of any such Vested Company PSUs shall have the right to receive solely an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the aggregate number of shares of Company Common Stock subject to such Vested Company PSUs as of immediately prior to the Effective Time (such amounts payable hereunder, the “Vested PSU Payments,” and together with the Vested RSU Payments and the Vested Phantom Share Payments, the “Vested Equity Award Payments”). From and after the Effective Time, the holder of any canceled Vested Company PSUs shall only be entitled to receive the Vested PSU Payment in respect of such canceled Vested Company PSU; provided that, with respect to any Vested Company PSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code, such payment shall be made at such other time or times following the Closing consistent with the terms of the Vested Company PSU to the extent necessary to preserve the income tax treatment of such Vested Company PSUs and as required in order to comply with Section 409A of the Code, if necessary.

(f) At the Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holders thereof, each outstanding Unvested Company PSU shall cease to represent a right to receive shares of Company Common Stock and shall be converted into a cash-based award that includes a right to receive solely an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the aggregate number of shares of Company Common Stock subject to such Unvested Company PSUs as of immediately prior to the Effective Time (such product, the “Cash Replacement PSU Amounts”), which Cash Replacement PSU Amounts will, subject to the holder’s continued service with Parent or its Subsidiaries (including, following the Effective Time, the Surviving Corporation or its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company PSUs for which such Cash Replacement PSU Amounts were exchanged would have vested and been payable pursuant to their terms; provided, that to the extent any Unvested Company PSU remains outstanding and subject to such performance vesting conditions as of immediately prior to the Effective Time, the performance metrics of such Unvested Company PSU will be deemed achieved at target levels of performance effective as of the Effective Time. All Cash Replacement PSU Amounts will have the same terms and conditions (including with respect to time-based vesting and any forfeiture or other provisions applicable upon a termination of employment or otherwise) as applied to the Unvested Company PSU for which they were exchanged, except for terms rendered inoperative by reason of the consummation of the transactions contemplated herein or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Cash Replacement PSU Amounts. The conversion of Unvested Company PSUs as provided in this Section 2.06(f) shall be deemed the termination, and satisfaction in full, of any and all rights the holder had or may have had to obtain shares of Company Common Stock in respect of such Unvested Company PSUs, and the holder shall only have the right to receive the applicable Cash Replacement PSU Amounts in accordance with this Section 2.06(f).

(g) At or prior to the Closing, Parent shall deposit, or shall cause to be deposited, funds sufficient to pay the aggregate Vested Equity Award Payments owed to all holders of Vested Company Phantom Shares, Accelerated Director RSUs, Vested Company RSUs and Vested Company PSUs (collectively, the “Equity Award Holders”) to an account identified by the Company prior to the Effective Time (except to the extent the Company has sufficient unrestricted cash to make such payments). The Vested Phantom Share Payments, Accelerated Director RSUs, Vested RSU Payments and Vested PSU Payments described in this Section 2.06 shall be made by the Surviving Corporation on the Closing Date (or, to the extent the Company has not coordinated a special payroll for such payments on the Closing Date, on the next regularly scheduled payroll date following the Effective Time, without interest) to all Equity Award Holders in respect of Vested Company Phantom Shares, Accelerated Director RSUs, Vested RSUs and Vested PSUs that are cancelled and converted pursuant to this Section 2.06. All payments provided pursuant to this Section 2.06 shall be made through the Surviving Corporation’s payroll or equity award maintenance systems, subject to withholding (as applicable) in accordance with the provisions of Section 2.08.

(h) Notwithstanding anything to the contrary in this Section 2.06, any portion of the Merger Consideration otherwise payable with respect to holders of Company Equity Awards which are subject to Section 102 or Section 3(i) of the Ordinance, shall be delivered to the 102 Trustee to be held in trust on behalf of the holders thereof, and released in accordance with the requirements of Section 102 and Section 3(i) of the Ordinance and any regulations promulgated thereby, and the terms and conditions of the Israeli Tax Ruling or the Interim Tax Ruling, if obtained.

Section 2.07 Adjustments. If, during the period between the date hereof and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted; provided, however, that nothing in this Section 2.07 shall be construed to permit the Company to take any action that is otherwise prohibited by the terms of this Agreement.

Section 2.08 Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Payment Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any applicable Tax law; provided, however, that no party shall be entitled to deduct and withhold from the consideration any amount under Israeli law (except for Taxes required to be withheld under Sections 102 and 3(i) of the Israeli Income Tax Ordinance). To the extent that amounts are so deducted and withheld and are paid to the applicable Taxing Authority by Parent, Merger Sub, the Surviving Corporation or the Payment Agent, as the case may be, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which Parent, Merger Sub, the Surviving Corporation or the Payment Agent, as the case may be, made such deduction and withholding. The parties hereto shall cooperate in good faith to attempt to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

Section 2.09 No Future Dividends or Distributions. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any Company Common Stock with respect to such Company Common Stock.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01 Certificate of Incorporation. At the Effective Time, by virtue of the Merger, the certificate of incorporation of the Company shall be amended and restated to read in its entirety as set forth in Exhibit A, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until, subject to Section 6.11, amended in accordance with Applicable Law.

Section 3.02 By-laws. The Company Board will take such actions as are reasonably necessary to cause the by-laws of the Company to be amended and restated at the Effective Time to read in their entirety as set forth in Exhibit B, and as so amended and restated shall be the by-laws of the Surviving Corporation until, subject to Section 6.11, amended in accordance with Applicable Law.

Section 3.03 Directors and Officers. Parent and the Company will take such actions as are reasonably necessary such that, from and after the Effective Time, until the earlier of their death, resignation, removal or until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and by-laws of the Surviving Corporation and Applicable Law, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents (other than information that is contained (i) solely in the risk factors sections of such Company SEC Documents, except to the extent such information consists of factual or historical statements, (ii) in any forward-looking statements in such Company SEC Documents that are of a nature that speculate about future developments and (iii) in any other section thereof to the extent such disclosures are not a statement of fact and are general and cautionary, speculative, predictive or forward-looking in nature); provided that nothing disclosed in any Company SEC Document shall be deemed to modify or qualify the representations or warranties set forth in Section 4.05 or Section 4.09(b), or (b) as set forth in the Company Disclosure Schedule (it being agreed that disclosure of any item in any Section or Subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to, and shall be deemed to apply and qualify, any other Section or Subsection of the Company Disclosure Schedule to which (i) there is an explicit cross-reference to such information, item or matter or (ii) such information reasonably relates on its face), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing (with respect to each jurisdiction that recognizes the concept of good standing) in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has Made Available to Parent complete and correct copies of the certificate of incorporation and by-laws of the Company as currently in effect (“Organizational Documents”) and the Company is not in violation in any material respect of its Organizational Documents.

Section 4.02 Corporate Authorization.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the Stockholder Approval, to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by the

Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, except for obtaining the Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. Assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, fraudulent transfers, reorganization, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity (the “Bankruptcy and Equity Exceptions”).

(b) The Company Board at a duly held meeting has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, and (iii) on the terms and subject to the condition set forth in this Agreement, resolved (subject to Section 6.02) to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement (such recommendation, the “Company Recommendation”), and, as of the date hereof, the Company Recommendation has not been withdrawn, rescinded or modified in any way as of the date hereof, and directed that such matter be submitted for consideration of the stockholders of the Company at the Stockholder Meeting.

(c) The only votes or actions of holders of capital stock of the Company, or any class or series of capital stock of the Company, necessary to adopt this Agreement is the adoption of this Agreement by the holders of a majority of the voting power of the issued and outstanding shares of capital stock of the Company entitled to vote thereon, voting as a single class (such vote or action, collectively, the “Stockholder Approval”).

Section 4.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement require no approval or authorization of or declaration by or in respect of, or notification or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of, and filings under (A) the HSR Act and (B) any other applicable Antitrust Laws, (iii) compliance with any applicable requirements of, and filings under, the Securities Act, the Exchange Act, any other applicable U.S. state or federal or foreign securities laws, blue sky Laws, or the rules or regulations of Nasdaq, (iv) compliance with any applicable requirements of FDI Laws, and (v) any actions or filings the absence of which would not reasonably be expected to (A) have, individually or in the aggregate, a Company Material Adverse Effect or (B) prevent the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 4.04 Non-contravention. The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger by the Company and the other transactions contemplated by this Agreement do not and will not (with or without notice or lapse of time, or both): (i) result in any violation or breach of any provision of the certificate of incorporation or by-laws of the Company; (ii) assuming compliance with the matters referred to in Section 4.03 and that the Stockholder Approval is obtained, result in a violation or breach of any provision of any Applicable Law or Order; (iii) require any consent or approval under, violate, result in any breach of or default under, result in the acceleration of any obligation under (other than pursuant to any Company Employee Plan), or result in termination or give to others any right of termination of, any Material Contract, in each case, except as set forth on Section 4.04 of the Company Disclosure Schedule; or (iv) result in the creation or imposition of any Lien (other than a Permitted Lien) on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii), (iii) and (iv), (A) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (B) as would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 4.05 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 240,000,000 shares of Company Common Stock and (iii) 2,207,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”). At the close of business on August 23, 2025 (the “Capitalization Date”): (A) 60,308,678 shares of Common Stock were issued and outstanding; (B) 200,000 shares of Series A Preferred Stock were issued and outstanding; (C) 200,000 shares of Series B Preferred Stock were issued and outstanding; (D) an aggregate of 4,018,172 shares of Company Common Stock were underlying outstanding Company RSUs; (E) an aggregate of 886,785 shares of Company Common Stock were underlying outstanding Company PSUs (assuming the target level of achievement); (F) an aggregate of 2,734 shares of Company Common Stock were underlying outstanding Company Phantom Shares; and (G) no shares of Company Common Stock were held in the treasury of the Company. As of the Capitalization Date, the Company has reserved (w) 4,953,675 shares of Company Common Stock for issuance pursuant to the Company Stock Plans, (x) 5,497,526 shares of Company Common Stock for issuance pursuant to the terms of the Series A Preferred Stock (y) 3,980,100 shares of Company Common Stock for issuance pursuant to the terms of the Series B Preferred Stock and (z) 6,723,583 shares of Company Common Stock for issuance pursuant to the terms of the Convertible Notes. Other than as set forth on Section 4.05(a) of the Company Disclosure Schedule, from the Capitalization Date to the date of this Agreement, the Company has not issued or granted any shares of Company Common Stock or any Company Equity Awards, other than pursuant the vesting, exercise or settlement of Company Equity Awards outstanding on such date and granted prior to the Capitalization Date and disclosed in the prior sentence.

(b) Section 4.05(b) of the Company Disclosure Schedule sets forth, as of the Capitalization Date, a complete and correct list of (i) each outstanding Company RSU, the number of shares of Company Common Stock subject to such Company RSU, the name (or employee identification number) of the holder, the grant date, the vesting schedule, and the current vesting status, (ii) each outstanding Company PSU, the number of shares of Company Common Stock subject to such Company PSU, the name (or employee identification number) of the holder, the grant date, the vesting schedule, and the current vesting status, and (iii) each outstanding Company Phantom Share, the number of shares of Company Common Stock underlying such Company Phantom Share, the name (or employee identification number) of the holder, the grant date, the vesting schedule, and the current vesting status.

(c) Except as set forth in Section 4.05(a) and for changes since the Capitalization Date resulting from the exercise or settlement of Company Equity Awards, conversion or redemption of the Company Preferred Stock or conversion of the Convertible Notes outstanding on such date, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) options, warrants or other rights or arrangements to acquire from the Company, or other obligations or commitments of the Company to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in, the Company, (iv) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company (the items in clauses (i)-(iv) being referred to collectively as the “Company Securities”), (v) voting trusts, proxies or other similar agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries or (vi) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of the Company or any of its Subsidiaries, except as set forth in Section 4.05(c) of the Company Disclosure Schedule. Except for the Company Preferred Stock and the Convertible Notes, there are no outstanding obligations or commitments of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. No Subsidiary of the Company owns any Company Securities.

(d) All outstanding shares of Company Common Stock have been, and all shares that may be issued pursuant to any Company Equity Award will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are (or, in the case of shares that have not yet been issued, will be) fully paid, nonassessable, and free of preemptive rights.

Section 4.06 Subsidiaries.

(a) Section 4.06(a) of the Company Disclosure Schedule lists each of the Company’s Subsidiaries as of the date of this Agreement. Except for (i) the capital stock and voting securities of, and other equity interests held by the Company in any of its Subsidiaries and (ii) securities held by the Company in connection with its ordinary course treasury investment activities and investments that are fully impaired, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or has any direct or indirect equity participation or similar interest in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any other Person. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company are owned directly or indirectly, beneficially and of record, by the Company, free and clear of all Liens and transfer restrictions, except for Permitted Liens and such Liens and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws. Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable (where such concepts are recognized under applicable Law) and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary of the Company. There are no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, any Subsidiary of the Company.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Subsidiary of the Company: (i) is a corporation or other business entity duly incorporated or organized (as applicable), validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers required to carry on its business as now conducted and (ii) is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where such qualification is necessary. The Company has Made Available to Parent complete and correct copies of Organizational Documents of each Material Subsidiary in effect as of the date hereof and no Subsidiary is in violation in any material respect of its Organizational Documents.

Section 4.07 SEC Filings and the Sarbanes-Oxley Act.

(a) The Company has Made Available to Parent complete and correct copies of (i) the Company’s annual reports on Form 10-K for its fiscal years ended January 31, 2025 and January 31, 2024, (ii) its proxy or information statements relating to meetings of the stockholders of the Company since January 31, 2024 and (iii) all of its other reports, statements, schedules, forms, registration statements and other documents (including exhibits) filed with, or furnished to, the SEC since January 31, 2024 (the documents referred to in this Section 4.07(a), together with all amendments thereto, are collectively referred to as the “Company SEC Documents”).

(b) Since January 31, 2024 through the date hereof, the Company has filed with the SEC each report, statement, schedule, form or other document or filing required by Applicable Law to be filed by the Company at or prior to the time so required. As of the date hereof, no Subsidiary of the Company is required to file any report, statement, schedule, form or other document with the SEC.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act.

(d) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), no Company SEC Document filed pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) As of the date hereof, (i) there are no outstanding or unresolved comments in any comment letters received by the Company from the SEC with respect to the Company SEC Documents, and (ii) to the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

(f) Each required form, report and document containing financial statements that has been filed with the SEC by the Company since January 31, 2024 through the date hereof was accompanied by the certifications required to be filed by the Company’s principal executive officer and principal financial officer, as applicable, pursuant to Sections 302 or 906 of the Sarbanes-Oxley Act and, at the time of filing of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act. As of the date hereof, to the Knowledge of the Company, neither the Company, nor any current or former executive officer of the Company, has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications made with respect to the Company SEC Documents filed prior to the date hereof.

Section 4.08 Financial Statements; Internal Controls.

(a) The consolidated financial statements of the Company included in the Company SEC Documents (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except, in the case of unaudited statements, for the absence of certain information and footnotes which are not material individually or in the aggregate), and (iii) fairly presented (except as may be indicated in the notes thereto and as permitted by Regulation S-X) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated statements of operations, comprehensive loss, cash flows and stockholders’ equity for the periods presented therein (subject to normal recurring adjustments in the case of any unaudited interim financial statements).

(b) The Company’s system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is reasonably designed to provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (iii) any unauthorized use, acquisition or disposition of the Company’s or its Subsidiaries’ assets that would materially affect the Company’s financial statements would be prevented or detected in a timely manner. Since January 1, 2024 through the date of this Agreement, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified, in the management of the Company’s assessment of internal controls, any material weakness, or significant deficiencies that, in the aggregate, would amount to a material weakness in the design or operation of the Company’s internal controls over financial reporting which would reasonably be expected to adversely affect, in any material respect, the Company’s ability to record, process, summarize and report financial data that, in any such case, has not been subsequently remediated.

(c) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (i) material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) such material information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to such reports.

Section 4.09 Absence of Certain Changes. Since the Company Balance Sheet Date through the date hereof (except for the execution of this Agreement or in connection with the discussions and negotiations related thereto or the transactions contemplated hereby), (a) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice and (b) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof and prior to the Closing Date, would have been a breach of, or require the consent of Parent, under clauses (i), (ii), (v), (vii), (viii), (xi), (xii), (xiii), (xvi), (xix), (xx) or, solely with respect to the foregoing clauses, (xxii), of Section 6.01(b). Since January 31, 2025 through the date hereof, there has not been any event, change, occurrence, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required by GAAP to be reflected in the liabilities column on a consolidated balance sheet (or disclosed in the notes thereto), other than: (a) liabilities or obligations disclosed or provided for in the Company SEC Documents; (b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date (none of which relate to any breach of contract, breach of warranty, tort, infringement, misappropriation or other action, in each case in any material respect); (c) liabilities or obligations arising under contracts to which the Company or any of its Subsidiaries is a party (none of which relate to any breach of contract, breach of warranty, tort, infringement, misappropriation or other action, in each case in any material respect); (d) liabilities or obligations incurred in connection with the transactions contemplated by this Agreement (including the Merger); and (e) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Indebtedness (including a good faith estimate of the outstanding amount thereof) of the Company and its Subsidiaries as of the date of this Agreement is set forth in Section 4.10 of the Company Disclosure Schedule, other than Indebtedness with a principal amount of less than $1,000,000.

Section 4.11 Litigation. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect as of the date hereof (a) there is no Proceeding pending against or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries and (b) neither the Company nor any of its Subsidiaries is subject to any outstanding Order. As of the date hereof, to the Knowledge of the Company, there is no pending Proceeding or outstanding Order that challenges the validity or propriety, or seeks to prevent, materially impair or materially delay consummation, of the Merger.

Section 4.12 Compliance with Applicable Law.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is, and, since January 31, 2024, has been, in compliance with all Applicable Laws. Neither the Company nor any of its Subsidiaries has received any written notice since January 31, 2024 through the date hereof that remains unresolved (i) of any administrative, civil or criminal investigation or material audit by any Governmental Authority relating to the Company or any of its Subsidiaries or (ii) from any Governmental Authority alleging that the Company or any of its Subsidiaries is not in compliance with any Applicable Law, except for such notices described in clauses (i) and (ii) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has in effect all Governmental Authorizations necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations as now conducted and (ii) there have occurred no defaults (with or without notice or lapse of time or both) under, violations of, or events giving rise to any right of termination, amendment or cancelation of, any such Governmental Authorizations.

Section 4.13 Certain Business Practices.

(a) In the past three (3) years, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries, nor any of their directors, officers, nor, to the Knowledge of the Company, employees, advisors, agents and other representatives (in each case, while acting on behalf of the Company or any of its Subsidiaries), has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made or received any unlawful payment to or from foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; or (c) violated, directly or indirectly, any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, or, as applicable, any comparable foreign law, statute, ordinance, rule, regulation, judgment, writ, decree or order of any Governmental Authority concerning anti-bribery, anti-corruption, kick-backs and other improper payments (“Anti-Corruption Laws”).

(b) In the past three (3) years, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the operations of the Company and each of its Subsidiaries are and have been conducted in compliance with applicable financial due diligence, recordkeeping and reporting requirements of all applicable Anti-Money Laundering Laws, and no Proceeding by or before any Governmental Authority involving each of the Company or any of its Subsidiaries, with respect to Anti-Money Laundering Laws is ongoing, pending or, to the Knowledge of the Company, threatened. Each of the Company and its Subsidiaries has instituted and maintain policies and procedures designed to promote compliance with Anti-Corruption Laws and procedures designed to promote compliance with Anti-Money Laundering Laws and, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, is in compliance with such policies and procedures.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries, nor any of their directors, officers, employees, nor, to the Knowledge of the Company, advisors, agents and other representatives (in each case, while acting on behalf of the Company or any of its Subsidiaries) is currently, or in the last three (3) years (or, in the case of Sanctions, since April 24, 2019) has been, (i) a Sanctioned Person; (ii) engaging in any unlawful dealings or transactions with, on behalf of, or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (iii) otherwise in violation of Sanctions, Ex-Im Laws, or U.S. anti-boycott laws, statutes, ordinances, rules, regulations, judgments, writs, decrees or, as applicable, orders of any Governmental Authority (collectively, “Trade Control Laws”).

(d) In the past three (3) years (or, in the case of Sanctions, since April 24, 2019), except as would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has not, in connection with or relating to the business of the Company or any Subsidiary of the Company, received from any Governmental Authority or any Person any written notice, inquiry or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Authority, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Anti-Corruption Laws, Anti-Money Laundering Laws or Trade Control Laws. There are no pending or, to the Knowledge of the Company, threatened claims against the Company nor any of its Subsidiaries with respect to Anti-Corruption Laws, Anti-Money Laundering Laws or Trade Control Laws.

Section 4.14 Material Contracts.

(a) As of the date hereof, except (i) as filed as exhibits to the Company SEC Documents, (ii) for this Agreement and the other agreements entered into in connection with the transactions contemplated hereby and (iii) other than with respect to clause (x) below, for Company Employee Plans set forth on Section 4.16(a) of the Company Disclosure Schedule, Section 4.14 of the Company Disclosure Schedule sets forth a list of contracts and agreements that the Company or its Subsidiaries are party to or are bound by:

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act) required to be filed as an exhibit to any Company SEC Document;

(ii) that is with the fifteen (15) largest customers of the Company and its Subsidiaries, taken as a whole by revenue during the fiscal year ended January 31, 2025 (as determined based on revenue recognized during the applicable time period) (such customers, the “Top Customers”);

(iii) that is with a vendor of the Company or its Subsidiaries that resulted in an aggregate annual expenditure in excess of $2,300,000 during the fiscal year ended January 31, 2025 (such vendors, the “Top Vendors”);

(iv) relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) (A) in the past three (3) years for aggregate consideration of more than $15,000,000 or (B) pursuant to which any potential earn-out, deferred or contingent payment obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties) or otherwise survive as of the date hereof that would reasonably be expected to result in the receipt or making by the Company or any of its Subsidiaries of future payments in excess of $1,000,000, in each case, other than repurchases by the Company of Company Common Stock;

(v) containing a covenant limiting in any material respect the ability of the Company or any Subsidiary of the Company to compete or engage in any line of business or to compete with any Person in any geographic area, that in each case is material to the Company and its Subsidiaries taken as a whole;

(vi) relating to or evidencing indebtedness for borrowed money of the Company or any Subsidiary of the Company with a principal amount in excess of $10,000,000 (excluding, for the avoidance of doubt, intercompany loans between the Company and any of its wholly-owned Subsidiaries or between or among any wholly-owned Subsidiaries of the Company);

(vii) that is a license or grant of rights granted by the Company or any Subsidiary of the Company to Company Intellectual Property, whether or not on an exclusive basis, provided, that the following shall not be required to be scheduled on Section 4.14(a)(vii) but shall be considered to be Material Contracts (other than for purposes of the fourth sentence of Section 4.14(b)):(w) such a license that is nonexclusive and granted to a customer for the use of a product or service of the Company; (x) non-exclusive licenses or rights granted to contractors or vendors to use Company Intellectual Property for the sole benefit of the Company or any Subsidiary of the Company; (y) non-exclusive licenses or rights granted to the licensee to use Company Intellectual Property that are incidental to the primary purpose of the Contract; and (z) licenses or grants of rights granted by the Company or any Subsidiary of the Company to Company Intellectual Property that is not material, in each case of (w)-(z), in the ordinary course of business;

(viii) that is a license of Third Party Rights granted to the Company or any Subsidiary of the Company, whether or not on an exclusive basis, provided, that the following shall not be required to be scheduled on Section 4.14(a)(viii) but shall be considered to be Material Contracts (other than for purposes of the fourth sentence of Section 4.14(b)): (v) licenses of Third Party Rights granted to the Company or any Subsidiary of the Company that are not material or pursuant to which the Company or any Subsidiary of the Company made payments during the fiscal year ended January 31, 2025 of less than $1,000,000; (w) licenses received in the ordinary course of business for commercially available off-the-shelf software or related services involving payments of less than $2,000,000 annually; (x) Contracts for Open Source Software; (y) non-exclusive licenses granted to the Company in the ordinary course of business that are incidental to the primary purpose of the Contract; and (z) material contracts set forth in Section 4.14(a)(i) of the Company Disclosure Schedule;

(ix) that provides for indemnification of any officer, director or employee by the Company or any of its Subsidiaries entered into outside the ordinary course of business other than the Contracts entered into on substantially the same form as the Company’s standard forms previously Made Available to Parent;

(x) that provides for accelerated vesting in connection with a change of control or otherwise in connection with the Merger or the transactions contemplated hereby (including as a result of any termination of employment following a change of control or the Merger);

(xi) that provides for any settlement, conciliation or similar agreement to which the Company or a Subsidiary will have any material outstanding obligation (including any payment obligation in excess of $1,000,000) after the date of this Agreement;

(xii) that (A) is between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any of its Subsidiaries or any Person beneficially owning five (5) percent or more of the outstanding shares of the Company Common Stock, on the other hand, except for any Company Employee Plan or (B) that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act;

(xiii) that obligates the Company or any Subsidiary to make any future capital investment or capital expenditure outside the ordinary course of business and in excess of $175,000;

(xiv) that provides for the formation, creation, operation, management or control of any joint venture or partnership with a third party;

(xv) that is a Government Contract that resulted in an aggregate revenue in excess of $2,000,000 during the fiscal year ended January 31, 2025; or

(xvi) that is a Company Lease providing for rent in excess of $290,000 during any twelve (12) month period.

(b) Each Contract of the type described above in Section 4.14(a), whether or not set forth in Section 4.14(a) of the Company Disclosure Schedule, is referred to herein as a “Material Contract.” Except for Material Contracts that have expired by their terms, been terminated, restated or replaced and as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, all of the Material Contracts are (A) valid and binding on the Company or the applicable Subsidiary of the Company, as the case may be, and, to the Knowledge of the Company, each other party thereto, and (B) in full force and effect, except as may be limited by the Bankruptcy and Equity Exceptions. As of the date hereof, neither the Company nor any Subsidiary of the Company has, and, to the Knowledge of the Company, none of the other parties thereto have, violated any provision of, or committed to take any action or failed to perform any act required to be performed under, and no event or condition exists, which (with or without notice, lapse of time or both) would constitute a default under, the provisions of any Material Contract, except in each case for those violations, acts (or failures to act) and defaults which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and, as of the date hereof, to the Knowledge of the Company, neither the Company nor any Subsidiary of the Company has received written notice of any of the foregoing. The Company has Made Available to Parent a copy of each Material Contract as in effect as of the date hereof that is true and complete, subject to redaction of privileged or competitively sensitive information. From January 31, 2024 through the date hereof, the Company has not received any written or, to the Knowledge of the Company, oral notice from any Top Customer to the effect that any such Top Customer will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, purchasing materials, products or services from the Company (whether as a result of the Merger and the transactions contemplated hereby or otherwise). From January 31, 2024 through the date hereof, the Company has not received any written or, to the Knowledge of the Company, oral notice from any Top Vendor to the effect that any such Top Vendor will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Company (whether as a result of the Merger and the transactions contemplated hereby or otherwise).

Section 4.15 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) (i) all Company Returns required to be filed with any Taxing Authority have been filed when due (taking into account extensions) in accordance with all Applicable Laws and (ii) the Company and each of its Subsidiaries have paid (or have had paid on their behalf) all Taxes owed thereby (whether or not shown as due and owing on such Company Return);

(b) (i) no deficiencies for Taxes of the Company or any of its Subsidiaries have been assessed by any Taxing Authority, except for deficiencies that have been paid or otherwise resolved, (ii) to the Knowledge of the Company, there is no Proceeding pending or threatened in writing against the Company or any of its Subsidiaries in respect of any Tax and (iii) no claim has been made in writing by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file income or franchise Tax Returns that it is or may be subject to taxation by that jurisdiction;

(c) there are no Liens for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Liens;

(d) neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code, completed during the two-year period ending on the date of this Agreement;

(e) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);

(f) (i) neither the Company nor any of its Subsidiaries is or has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return (other than the group of which the Company or one of its Subsidiaries is or was the common parent) and (ii) neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than any member of an affiliated group of which the Company or one of its Subsidiaries is or was the common parent) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor;

(g) there are no Tax sharing agreements (other than customary commercial or financial arrangements entered into in the ordinary course of business), with respect to which the Company or any of its Subsidiaries is a party;

(h) the Company and its Subsidiaries have withheld and timely paid over to the appropriate Taxing Authority all amounts of Taxes required to be withheld from amounts paid or owing to any Person (including, any employee, independent contractor, unitholder, creditor or other third party) and all such amounts have been properly reported to the appropriate Taxing Authority in accordance with Applicable Law; and

(i) certain Israeli Tax Representations:

(i) from February 2, 2021 through and including the date hereof, the Company does not have (and has not had) assets located in Israel, that comprise the majority of the value of the Company and its Subsidiaries, directly or indirectly;

(ii) the Subsidiary of the Company located in Israel is in compliance, in all material respects, with the terms and conditions of any Tax incentive or Tax benefit granted to it under the Israeli Capital Investment Encouragement Law – 1959;

(iii) the Company and its Subsidiaries are not subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2 of the Ordinance; and

(iv) the Company Stock Plans qualify as a capital gains route plan under Section 102 of the Ordinance (a “102 Plan”) and have received a favorable determination or approval letter from, or are otherwise approved by, or deemed approved by passage of time without objection by, the Israel Tax Authority (“ITA”). All Company Equity Awards and Company Common Stock which were granted according to Section 102 of the Ordinance (“Section 102 Securities”) were issued under a 102 Plan and were and are currently in compliance with the applicable requirements of Section 102 of the Ordinance (including the relevant subsection of Section 102) and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the grant of Section 102 Securities only following the lapse of the required thirty (30) day period from the filing of the 102 Plan with the ITA, the receipt of the required written consents, the appointment of an authorized trustee to hold the Section 102 Securities, and the due deposit of such Section 102 Securities with the 102 Trustee pursuant to the terms of Section 102 of the Ordinance, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012, as applicable.

Section 4.16 Employee Benefit Plans.

(a) Section 4.16(a) of the Company Disclosure Schedule contains a correct and complete list of each material Company Employee Plan that is not a Foreign Plan. With respect to each material Company Employee Plan that is not a Foreign Plan, the Company has provided Parent correct and complete copies of, as applicable: (i) the current plan and trust documents (and all amendments thereto); (ii) the most recent summary plan description provided to participants (and all summaries of material modifications); (iii) all related insurance contracts or other funding arrangements; (iv) the most recent determination, advisor or opinion letter received from the Internal Revenue Service; and (v) all non-routine correspondence with any Governmental Authority dated within the past three (3) years.

(b) Neither the Company nor any ERISA Affiliate sponsors, maintains, contributes, or is obligated to contribute to, or had in the past six (6) years sponsored, maintained, contributed, or been obligated to contribute to, or otherwise has any current or contingent liability or obligation under or with respect to any plan subject to Title IV of ERISA or any multiemployer plan within the meaning of Section 3(37) of ERISA, including in each case, as a consequence of at any time having been considered a single employer under Section 414 of the Code with any other Person.

(c) Each Company Employee Plan intended to be qualified under Section 401(a) of the Code has received or is permitted to rely upon a favorable determination or opinion letter, or has pending or has time remaining in which to file an application for such determination from the Internal Revenue Service and, to the Knowledge of the Company, no event has occurred and no condition exists with respect to the form or operation of such Company Employee Plan which would reasonably be expected to cause the loss of such qualification. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) each Company Employee Plan has been established, funded, administered and maintained in compliance with its terms and with Applicable Laws, including ERISA and the Code; (ii) no claim, dispute or Proceeding is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan (other than routine claims for benefits); (iii) there are no governmental audits or investigations pending or, to the Knowledge of the Company, threatened in connection with any Company Employee Plan; and (iv) all contributions, premiums or other payments that have become due with respect to each Company Employee Plan have been paid on a timely basis or, to the extent not yet due, accrued in accordance with GAAP.

(d) Except as provided in this Agreement or as required under Applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event): (i) result in, or cause the accelerated vesting, funding, or delivery of, or increase the amount or value of, any payment or benefit to any current or former employee, officer, director, consultant, or other individual service provider of the Company or any Subsidiary of the Company, (ii) result in any “parachute payment” (as defined in Section 280G(b)(2) of the Code), or (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any current or former employee, officer, director, consultant or other individual service provider of the Company or any Subsidiary of the Company.

(e) No Company Employee Plan provides, and neither the Company nor any of its Subsidiaries has any current or contingent obligation to provide for post-retirement or post-termination health, life insurance or other welfare benefits except as required under Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or similar Applicable Law (or for a limited period of time following a termination of employment pursuant to the terms of an existing Company Employee Plan in effect as of the date hereof). The Company and its Subsidiaries have not incurred (whether or not assessed) any material penalty or Tax under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no circumstances exist or events have occurred that could result in the imposition of any such material penalties or such material Taxes.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Employee Plan that is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been maintained in documentary and operational compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder.

(g) The Company has no current or contingent obligation to indemnify, “gross-up,” reimburse or otherwise make whole any Person for any Taxes, including those imposed under Section 4999 or Section 409A of the Code.

Section 4.17 Labor and Employment Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are, and since January 31, 2024 have been, in compliance with all federal, state, and foreign Applicable Laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, including, to the extent applicable, Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, and state anti-discrimination laws and (ii) there are no arrearages in the payment of wages (other than in the ordinary course). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, (A) the Company has not received written notice of any audits or investigations pending or scheduled by any Governmental Authority pertaining to the employment practices of the Company and (B) no written complaints relating to employment practices of the Company have been submitted to the Company or, to the Knowledge of the Company, made to any Governmental Authority.

(b) Neither the Company nor any Subsidiary of the Company is a party to, or otherwise bound by or subject to, any collective bargaining agreement, Contract or other agreement or understanding with any labor union, works council, or other labor organization or employee representative body (each, a “Union”), and no employees of the Company or any Subsidiary are represented by any Union with respect to their employment with the Company or any Subsidiary. Neither the Company nor any Subsidiary of the Company is subject to any charge, demand, petition or representation Proceeding seeking to compel, require or demand it to bargain with any

Union, nor is there any pending or threatened labor strike, concerted work stoppage, concerted slowdown or lockout involving the Company or any Subsidiary of the Company, and there have been no such matters since January 31, 2024. To the Knowledge of the Company, there are no efforts pending or threatened by or on behalf of any Union to organize any employees of the Company or any Subsidiary of the Company, and there have been no such efforts since January 31, 2024. No notice, consent, or consultation obligations with respect to any employees of the Company or any Subsidiary of the Company, or any Union, will be triggered by the execution of this Agreement or the consummation of the transactions contemplated hereby.

(c) The Company and its Subsidiaries have investigated all material sexual harassment allegations against any officers, directors, or other executive-level employees of the Company and its Subsidiaries (in their capacities as such) which have been formally reported to the Company or its Subsidiaries or with respect to which the Company or its Subsidiaries otherwise have Knowledge. With respect to each such allegation (except those the Company or its Subsidiaries reasonably deemed to not have merit), the Company or its applicable Subsidiary have taken corrective action reasonably calculated to prevent further improper action.

Section 4.18 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid; (b) neither the Company nor any of its Subsidiaries is in breach of or default under any of such insurance policies; and (c) since January 31, 2024, the Company has not received any written notice of termination or cancelation or denial of coverage with respect to any insurance policy (other than pursuant to the expiration of any of the Company’s or any of its Subsidiary’s insurance policies in accordance with the terms thereof).

Section 4.19 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws;

(b) the Company and its Subsidiaries hold all Environmental Permits required for the operation of the business of the Company and its Subsidiaries as currently conducted and are in compliance with the terms and conditions of such Environmental Permits;

(c) as of the date hereof, no claim or written notice is pending, or to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is in material violation of, or has material liability under, any Environmental Law; and

(d) to the Knowledge of the Company, there has been no release or disposal of, contamination by, or exposure of any Person to any Hazardous Substance as a result of the operation of the business of the Company and its Subsidiaries.

Section 4.20 Intellectual Property.

(a) The Company Disclosure Schedule contains a complete list as of the date hereof of all Patents, pending applications to register Patents, registered Marks, pending applications to register Marks and registered Copyrights and pending applications to register Copyrights, in each such case that are included in the Company Intellectual Property as of the date hereof (the “Registered IP List”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries exclusively own the Company Intellectual Property listed on the Registered IP List and other Company Intellectual Property, and have sufficient rights to all Intellectual Property used in or necessary for the business of the Company and its Subsidiaries as currently conducted, in each case, free and clear of all Liens, other than Permitted Liens.

(b) All (i) Patents, Marks and Copyrights owned by the Company and its Subsidiaries that are issued by, or registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world have been duly maintained (including the payment of maintenance fees) and are not expired, canceled or abandoned, except for such issuances, registrations or applications that the Company or any of its Subsidiaries has permitted to expire or has canceled or abandoned in its reasonable business judgment and (ii) the Company Intellectual Property is valid, subsisting, and enforceable, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since January 31, 2024 through the date hereof, there have been, and as of the date hereof there are, no legal disputes or claims pending, or, to the Knowledge of the Company, threatened in writing, (i) alleging infringement or misappropriation of any Intellectual Property of any Person (“Third Party Rights”) by or against the Company or any of its Subsidiaries, or (ii) by any Person challenging the validity or enforceability of any Company Intellectual Property other than any pending applications for registration of any Company Intellectual Property (or with respect to Third Party Rights, by the Company or any of its Subsidiaries challenging the validity or enforceability of any Third Party Rights), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries (i) as currently conducted does not infringe or misappropriate, and (ii) as conducted in the past three (3) years has not infringed or misappropriated, any Third Party Right, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) To the Knowledge of the Company, there is no infringement or misappropriation by any Person of any of the Company Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) The Company and its Subsidiaries have taken reasonable security measures to protect the confidentiality of material Trade Secrets included in the Company Intellectual Property.

(g) To the Knowledge of the Company, no product or software owned by the Company or any of its Subsidiaries (“Owned Software”) contains, incorporates, links or calls to any Open Source Software in a manner that obligates the Company or its applicable Subsidiary (or conditions any grant of rights on having) to (i) disclose, make available, offer or deliver, or obligate any licensee (or condition any grant of rights on having) to disclose, make available, offer or deliver, any portion of the source code the Owned Software other than the applicable Open Source Software, (ii) permit any licensee to modify, make derivative works of, or reverse-engineer or redistribute any portion of the source code of the Owned Software, other than the applicable Open Source Software or (iii) grant any other rights to any other Company Intellectual Property embodied in Owned Software, other than applicable Open Source Software, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No source code for Owned Software has been disclosed, licensed, released, distributed, escrowed or made available to or for any Person and no Person has been granted any rights thereto, and neither the Company nor any of its Subsidiaries has agreed to disclose, license, release, deliver, escrow, or otherwise grant any right thereto under any circumstance in each case other than to (A) employees of the Company or its Subsidiaries engaged in software development, (B) any Third Party software developer pursuant to a Contract that obligates such Third Party to appropriate confidentiality and non-disclosure obligations and requires such Third Party to use the source code for Owned Software only for the benefit of the Company or its Subsidiaries, or (C) customers of the Company or its Subsidiaries pursuant to customer Contracts for on-premises product source code entered in the ordinary course of business that obligate such customers to appropriate confidentiality and non-disclosure obligations.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the computer systems, servers, network equipment and other computer hardware used, owned, leased or licensed by or for the Company or any of its Subsidiaries (“IT Systems”) are adequate and sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted and (ii) to the Knowledge of the Company, since January 31, 2024, there has been no security breach of, unauthorized access to, unauthorized use of, or malicious code in, or other cyber or security incident regarding, any of the IT Systems or with respect to any data or information held or processed by or for the Company or any of its Subsidiaries (including any Trade Secrets, including source code, owned by any of them) (“Security Incidents”).

(i) Except as set forth in Section 4.20(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has ever applied for and none of them have ever received any material Government Grant, and no funding from governmental or academic third parties, or Governmental Authority, were used in the development of any material Company Intellectual Property.

(j) The Company and each of its Subsidiaries is in compliance in all material respects with all Applicable Laws and guidelines related to the Government Grants. None of the Government Grants are contingent (other than by their terms) and, to the Knowledge of the Company, no circumstance has occurred that would cause any Government Grant received by the Company or any of its Subsidiaries to be canceled or revoked or cause the Company or any of its Subsidiaries to be required to repay any portion of the Government Grants set forth on Section 4.20(i) of the Company Disclosure Schedule, other than in accordance with their terms.

(k) For purposes of this Agreement:

(i) “Company Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.

(ii) “Intellectual Property” means all intellectual property and proprietary rights, and all other:

(A) patents and patent applications (collectively, “Patents”);

(B) trade names, logos, slogans, Internet domain names, registered and unregistered trademarks and service marks and related registrations and applications for registration, together with all goodwill associated with any of the foregoing, and social media accounts and handles (collectively, “Marks”);

(C) copyrights in both published and unpublished works, including all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications (collectively, “Copyrights”); and

(D) trade secrets (including rights under applicable U.S. state and federal trade secret laws as are applicable), know-how and confidential information, including inventions, discoveries and invention disclosures, research in progress, algorithms, data, databases, data collections, designs, processes, formulae, schematics, blueprints, flow charts, models, strategies and prototypes (collectively, “Trade Secrets”).

(iii) “Open Source Software” means any software (in source or object code form) that (A) is subject to (1) any license approved by the Open Source Initiative, or (2) any license that meets the Open Source Definition as defined by the Open Source Initiative or the Free Software Definition as defined by the GNU Project, or (B) that is otherwise distributed as “free software” or “open source software”.

Section 4.21 Properties.

(a) Other than as set forth on Section 4.21(a) of the Company Disclosure Schedule, no real property is owned in fee by the Company or any of its Subsidiaries.

(b) Section 4.21(b) of the Company Disclosure Schedule sets forth a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries, in each case with an annual rental expense of $290,000 or more (collectively, the “Company Leased Real Property”, and the leases, subleases, licenses and related agreements in connection therewith, the “Company Leases”) and the address for each Company Leased Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party to any Company Lease, is in breach or default under any Company Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under any Company Lease. Except as set forth on Section 4.21(b) of the Company Disclosure Schedule, neither the Company or any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy any Company Leased Real Property or any portion thereof.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has a valid leasehold interest in the Company Leased Property as necessary to permit the Company and its Subsidiaries to conduct their business in the ordinary course as currently conducted.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have title to, or have a valid leasehold interest in, all of the material tangible personal property as necessary to permit the Company and its Subsidiaries to conduct their business in the ordinary course of business as currently conducted.

Section 4.22 Data Privacy. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries are, and, since January 31, 2024, have been, in compliance with all Applicable Laws, the Company’s and its Subsidiaries’ published privacy policies, the requirements of any Contract to which the Company or any of its Subsidiaries is a party, and PCI-DSS and (to the extent to which the Company or any of its Subsidiaries purports to comply) other industry standards, in each case as applicable in connection with the Company’s and any of its Subsidiaries’ collection, storage, transfer and/or use of any personally identifiable information from any individuals (such information, collectively “Personal Information”) or data privacy, security, or protection matters (collectively, “Data Requirements”), (b) the Company and its Subsidiaries have commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect Personal Information collected by them or on their behalf from and against unauthorized access, use and/or disclosure, and (c) since January 31, 2024, neither the Company nor any of its Subsidiaries has notified (or been legally obligated to notify) any Person regarding any Security Incident or regarding any actual or alleged violation of any Data Requirement.

Section 4.23 Government Contracts. Within the last three (3) years, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor its Subsidiaries has (a) breached or violated any Law, clause or other requirement pertaining to any Government Contract; (b) been suspended or debarred or otherwise excluded from participating in any Government Bid or Governmental Contract; (c) been audited or investigated by any Governmental Authority with respect to any Government Contract (excluding routine audits); (d) conducted or initiated any internal investigation or made or been obligated to make any disclosure with regard to any irregularity in connection with a Government Contract; or (e) to the Knowledge of the Company, received any allegations of fraud, false claims or overpayments with respect to any of the Company’s or its Subsidiaries’ Government Contracts.

Section 4.24 Brokers’ Fees. Except for Jefferies, there are no investment bankers, brokers or finders that have been retained by or are authorized to act on behalf of the Company or any of its Subsidiaries who are entitled to any banking, broker’s, finder’s or similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement.

Section 4.25 Opinion of Financial Advisor. The Company Board has received an opinion from Jefferies to the effect that, as of the date of such opinion and based upon and subject to the various limitations, qualifications and assumptions set forth in such opinion, the Merger Consideration to be paid to the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub and their respective Affiliates). A signed copy of such opinion will be made available to Parent, solely for informational purposes and only on a non-reliance basis by Parent or Merger Sub, promptly after the execution and delivery of this Agreement by each of the parties hereto (it being understood and agreed that such opinion is for the benefit of the Company Board only).

Section 4.26 Takeover Laws. Assuming the representations and warranties of Parent and Merger Sub set forth in Section 5.11 are true and correct, as of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of anti-takeover statute or regulation or any anti-takeover provision in the certificate of incorporation or by-laws of the Company is, and the Company has no rights plan, “poison pill” or similar agreement that is, applicable to this Agreement, the Merger or the other transactions contemplated hereby and the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” law will not be applicable to the Merger.

Section 4.27 Affiliate Party Transactions. Since January 31, 2024, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company or any of its Affiliates, on the other hand, that would be required to be disclosed by the Company pursuant to Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents, other than ordinary course of business employment agreements and similar employee arrangements otherwise set forth on the Company Disclosure Schedule.

Section 4.28 Company Information. The Proxy Statement (including any amendment or supplement thereto), at the time the Proxy Statement (and any amendment or supplement thereto) is first mailed to the stockholders of the Company, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent or Merger Sub or any of their respective directors, officers, employees, Affiliates, agents or other representatives specifically for inclusion or incorporation by reference therein. The Proxy Statement (and any amendment or supplement thereto) will, on the date it is first mailed to the stockholders of the Company, comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent Disclosure Schedule, Parent and Merger Sub represent and warrant to the Company that:

Section 5.01 Valid Existence and Power. Parent is corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation and has all corporate powers required to carry on its business as now conducted and to consummate the transactions contemplated by this Agreement. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation and has all corporate powers required to carry on its business as now conducted and to consummate the transactions contemplated by this Agreement.

Section 5.02 Valid Authorization. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all corporate action on the part of Parent and Merger Sub. Assuming due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against each such Person in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exceptions.

Section 5.03 Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement require no approval or authorization of or declaration by or in respect of, or notification by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of, and filings under (x) the HSR Act and (y) any other Antitrust Laws, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other U.S. state or federal securities laws, (iv) compliance with the applicable requirements of FDI Laws, and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04 Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not (with or without notice or lapse of time, or both) (a) result in any violation or breach of any provision of the certificate of incorporation or by-laws (or similar governing documents) of Parent or the certificate of incorporation or by-laws of Merger Sub, (b) assuming compliance with the matters referred to in Section 5.03, result in a violation or breach of any provision of any Applicable Law or Order, or (c) require any consent or approval under, violate, result in any breach of or default under, result in the acceleration of any obligation under, or result in termination or give to others any right of termination of, any Contract to which Parent, Merger Sub or any other Subsidiary of Parent is a party, or by which any of their respective properties or assets are bound, with such exceptions, in the case of each of clauses (b) and (c) above, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05 Capitalization and Operation of Merger Sub. All of the outstanding equity interests of Parent and Merger Sub have been duly authorized and validly issued. All of the issued and outstanding capital stock of Merger Sub is, and at the Closing Date will be, owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and prior to the Closing Date will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement or otherwise incurred in connection with the transactions contemplated hereby.

Section 5.06 No Vote of Parent Stockholders; Required Approval. No vote or consent of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt this Agreement or to approve the Merger or the other transactions contemplated by this Agreement. The vote or consent of Parent as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve the Merger and adopt this Agreement, which consent shall be given immediately following the execution of this Agreement.

Section 5.07 Litigation. There is no Proceeding pending, or, to the knowledge of Parent, threatened in writing, that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.08 Debt Financing.

(a) Parent and Merger Sub have delivered to the Company a true, accurate and complete copy of the executed debt commitment letter, dated as of the date hereof, including all exhibits, schedules, annexes and other attachments thereto (as amended from time to time after the date hereof in accordance with, and subject to the limitations contained in, this Section 5.08, the “Debt Commitment Letter”), pursuant to which the Debt Financing Sources party thereto have agreed to provide to Parent debt financing in the amounts set forth therein (the “Debt Financing”). Parent and Merger Sub have also delivered to the Company a true, accurate and complete copy of the fee letter relating to the Debt Financing (as amended from time to time after the date hereof in accordance with, and subject to the limitations contained in, this Section 5.08, the “Debt Financing Fee Letter”, and together with the Debt Commitment Letter, the “Debt Commitment Papers”), in which the only redactions are the fee amounts, “flex” terms and other economic terms customarily redacted pursuant to merger agreements of this type, none of which redactions relate to any terms that would reasonably be likely to adversely affect the conditionality, availability or termination of the Debt Financing, could delay the Closing, or would reduce the aggregate principal amount of the Debt Financing below the amount required to (i) pay the Aggregate Merger Consideration in respect of the Merger and any other amounts required to be paid at the Closing (including the Payoff Amounts) in connection with the consummation of the transactions contemplated by this Agreement, (ii) pay all related fees and expenses (including those payable to Representatives) payable on the Closing Date by Parent and Merger Sub in connection with the transactions contemplated by this Agreement, and (iii) repay all indebtedness under Parent’s existing credit facilities other than in respect of undrawn letters of credit issued thereunder that will be backstopped or cash collateralized utilizing the revolver component of the Debt Financing (such amount, the “Required Amount”).

(b) As of the date hereof, (i) none of the Debt Commitment Papers has been amended, rescinded, modified, terminated or withdrawn, and no such amendment, rescission, modification, termination or withdrawal is currently contemplated (other than (x) to add Debt Financing Sources or reallocate the commitments of any Debt Financing Source in accordance with the Debt Commitment Papers as in effect on the date hereof or (y) to give effect to any market “flex” provisions in the Debt Financing Fee Letter), (ii) the Debt Commitment Papers are in full force and effect and constitute the legal, valid and binding obligations of Parent and, to the knowledge of Parent, the other parties thereto, enforceable against such Persons in accordance with their terms, subject to the Bankruptcy and Equity Exceptions, (iii) the Debt Financing is subject to no conditions precedent, other than those expressly set forth in Exhibit C of the Debt Commitment Letter, (iv) to the knowledge of Parent, there are no additional conditions or contingencies that would be reasonably likely to adversely affect the availability, amount or timing of the Debt Financing in which either (x) the aggregate amount of the Debt Financing would be below the Required Amount or (y) the Closing Date would be prevented or materially delayed and (v) no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach by Parent (or any Affiliate thereof), or to the knowledge of Parent any other party thereto, under any term or condition of the Debt Commitment Letter or a failure of any condition to the Debt Financing or otherwise result in the Required Amount not being available at the Closing, and Parent has no reason to believe that it will be unable to satisfy the conditions to the funding of the Debt Financing or that the Debt Financing will not be made available and funded to Parent on the Closing Date in an amount at least equal to the Required Amount.

(c) As of the date hereof, other than the Debt Commitment Letter and the Debt Financing Fee Letter, there are no agreements, contracts, arrangements (written or unwritten) or side letters to which Parent or any of its Affiliates is a party related to the Debt Financing that would reasonably be expected to (i) reduce the aggregate amount of any portion of the Debt Financing such that the aggregate amount of the Debt Financing would be below the Required Amount, (ii) impose new or additional conditions precedent to the Debt Financing, (iii) adversely modify any of the conditions precedent to the Debt Financing or (iv) that otherwise would reasonably be expected to prevent or materially delay the consummation of the Debt Financing past the date on which the Closing is required to occur in accordance with Section 2.01 (assuming for such purpose that the conditions precedent set forth in Section 7.01 and Section 7.02 have been satisfied or waived (to the extent permitted hereunder), other than those conditions that by their nature are to be satisfied at the Closing) (such date, the “Funding Date”).

(d) Assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 (in each case, other than those conditions that by their nature are to be satisfied at the Closing) and assuming the Debt Financing is funded in accordance with the Debt Commitment Letter, Parent and Merger Sub will have at the Closing sufficient cash to pay the Required Amount.

(e) Parent has fully paid, or caused to be paid, any and all commitment fees or other fees required by the terms of the Debt Commitment Papers to be paid on or before the date of this Agreement.

(f) Section 5.08(f) of the Parent Disclosure Schedule accurately states the total principal amount outstanding under Parent’s credit facilities as of the date hereof.

Section 5.09 Solvency. Assuming (i) the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 (in each case, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) and (ii) that immediately prior to the Effective Time the Company and its Subsidiaries are Solvent, each of Parent, Merger Sub, the Surviving Corporation and their respective Subsidiaries (on a consolidated basis) will be Solvent as of the Effective Time and immediately after giving effect to the transactions contemplated by this Agreement and the Debt Financing occurring in connection therewith. For purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (x) the amount of the “fair saleable value” (determined on a going concern basis) of the assets and property of such Person, in each case, will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with Applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature in the ordinary course of business, (y) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (z) such Person will be able to pay its liabilities, including contingent (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability), subordinated and other liabilities, as they mature in the ordinary course of business. For purposes of this definition, (i) “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent, subordinated and other liabilities, as they mature in the ordinary course of business” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due, and (ii) the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of itself (or of the Surviving Corporation or any of its Subsidiaries).

Section 5.10 Absence of Certain Agreements. As of the date hereof, other than the Support Agreements, neither Parent, Merger Sub nor any of their respective Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any stockholder of the Company would be entitled to receive, in respect of any share of Company Common Stock, consideration of a different amount, nature or on different terms than the Merger Consideration or pursuant to which any stockholder of the Company has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Proposal or (ii) pursuant to which any stockholder of the Company or any of its Subsidiaries has agreed to make an investment in, participation, consulting or other similar relationship with or contribution to, Parent or Merger Sub in connection with the transactions contemplated by this Agreement. As of the date hereof, other than the Support Agreements, there are no (and have not been any) agreements, arrangements or understandings (in each case, whether oral or written) between Parent, Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to, or are in connection with, the transactions contemplated by this Agreement or the operations of the Company or any of its Subsidiaries or, following the Effective Time, the Surviving Corporation or any of its Subsidiaries. None of Parent or Merger Sub (or any of their respective Affiliates (which for this purpose will be deemed to include each direct investor in Parent or Merger Sub)) has entered into any Contract or an arrangement with any Person prohibiting, materially hindering or seeking to prohibit or materially hinder such Person from providing or seeking to provide debt financing to any Person in connection with a transaction involving the Company or any of its Subsidiaries in connection with the Merger.

Section 5.11 Stock Ownership. Neither Parent nor Merger Sub is the beneficial owner of any shares of capital stock of the Company (including derivatives thereof). None of Parent, Merger Sub nor any of their respective Affiliates is an “interested stockholder” of the Company as defined in Section 203(c) of the DGCL. None of Parent, Merger Sub or any of their respective Affiliates owns (directly or indirectly, beneficially or of record), or is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company (other than as contemplated by this Agreement).

Section 5.12 Brokers’ Fees. There is no investment banker, broker, finder or other agent or intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries, Affiliates, or any of their respective officers or directors in their capacities as officers or directors, who is entitled to any advisory, banking, broker’s, finder’s or similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement, for which the Company or any of its Subsidiaries would be liable.

Section 5.13 Parent and Merger Sub Information. The written information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will not, at the time the Proxy Statement (and any amendment or supplement thereto) is first mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.14 CFIUS Foreign Person Status. Neither Parent nor Merger Sub are a “foreign person” as defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”), nor are Parent or Merger Sub subject to the “control” of a foreign person as defined in the DPA. The transactions contemplated by this Agreement will not constitute a “covered transaction” or involve a “covered investment” as those terms are defined in the DPA.

Section 5.15 Equity Financing Letter. Concurrently with the execution of this Agreement, Parent has delivered to the Company a true, correct and complete copy of the Equity Financing Letter, duly executed by the Equity Investor and Parent. The Equity Financing Letter is in full force and effect and constitutes a legal, valid and binding obligation of each of Parent and the Equity Investor, in each case enforceable against such party in accordance with its terms. As of the date hereof, Parent affirms that no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of the Equity Investor under any term of the Equity Financing Letter. The Equity Financing Letter expressly provides, and shall continue to expressly provide, that the Company is an intended third party beneficiary thereof with full rights to cause Parent to enforce the obligations of the Equity Investor in accordance with and subject to the terms and conditions thereof.

Section 5.16 No Other Representations and Warranties. Parent and Merger Sub each acknowledges and agrees (individually and on behalf of each of their respective Affiliates and any Representatives of any of the foregoing) that, except for the representations and warranties expressly set forth in Article 4 and the certificate delivered to Section 7.02(c), (a) none of the Company, its Affiliates, any of their respective Representatives or any other Person makes, or has made, any representations or warranties relating to the Company or any of its Subsidiaries or their respective businesses or otherwise in connection with the Merger and entry into this Agreement, and none of Parent, Merger Sub, any of their respective Affiliates or any Representative of any of the foregoing is relying on any representation or warranty of the Company, any of its Affiliates, any Representative of any of the foregoing or any other Person except for those expressly set forth in Article 4 and the certificate delivered to Section 7.02(c), (b) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to the Company or any of its Subsidiaries or their businesses or otherwise in connection with the Merger, and if made, such representation or warranty must not and has not been be relied upon by Parent, Merger Sub, any of their respective Affiliates or any Representative of any of the foregoing as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub, any of their respective Affiliates or any Representatives of any of the foregoing are not and shall not be deemed to be or include representations or warranties of the Company, any of its Affiliates, any Representative of any of the foregoing or any other Person unless and only to the extent any such materials or information is the subject of any express representation or warranty set forth in Article 4 and the certificate delivered to Section 7.02(c).

ARTICLE 6

COVENANTS

Section 6.01 Conduct of the Company.

(a) Except for matters (i) expressly permitted or contemplated by this Agreement, (ii) set forth in Section 6.01 of the Company Disclosure Schedule, (iii) required by Applicable Law or the rules or regulations of Nasdaq, or (iv) undertaken with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed, and provided that Parent shall be deemed to have consented in writing if it provides no written response within five (5) Business Days after a written request by the Company for such consent in compliance with the terms of Section 9.01), from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (x) conduct its business in all material respects in the ordinary course, consistent with past practice, and (y) preserve substantially intact its business organization and material business relationships; and provided further that no action or inaction by the Company or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.01(b) may be taken into consideration in determining whether a breach of this Section 6.01(a) has occurred unless such action would constitute a breach of such other provision.

(b) In addition to the foregoing, except for matters (i) expressly permitted or contemplated by this Agreement, (ii) set forth in Section 6.01 of the Company Disclosure Schedule, (iii) required by Applicable Law or the rules or regulations of Nasdaq, or (iv) undertaken with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed, and provided that Parent shall be deemed to have consented in writing if it provides no written response within five (5) Business Days after a written request by the Company for such consent in compliance with the terms of Section 9.01), from the date hereof until the Effective Time, the Company shall not, and shall cause each of its Subsidiaries not to:

(i) amend the Company’s certificate of incorporation or by-laws, or amend in a manner materially adverse to the Company, any certificate of incorporation or by-laws, or other comparable charter or organizational documents, of the Company’s Subsidiaries;

(ii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent;

(iii) (A) split, combine or reclassify any capital stock of the Company or any of its Subsidiaries, (B) except as otherwise provided in Section 6.01(b)(iii), issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of the Company or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire any Company Securities, except (x) the redemption of the Company Preferred Stock in accordance with Section 2.03(c), or (y) for acquisitions of shares of Company Common Stock by the Company in satisfaction by holders of Company Equity Awards that are outstanding on the date hereof of the applicable exercise price or withholding taxes with respect to such Company Equity Awards in accordance with the applicable terms of such Company Equity Award and the applicable Company Employee Plan;

(iv) issue, deliver, sell or grant any Company Securities or Company Equity Awards, other than (A) the issuance of Company Common Stock in settlement of and pursuant to the terms of Company RSUs or Company PSUs that are outstanding on the Capitalization Date and set forth on Section 4.05(b) of the Company Disclosure Schedule, and, in each case under this clause (A), in accordance with and, to the extent required under, the applicable terms of such Company Equity Award and the applicable Company Employee Plan, (B) any Company Securities withheld to cover taxes associated with the settlement of any Company RSU or Company PSU, in each case, that is outstanding on the Capitalization Date and set forth on Section 4.05(b) of the Company Disclosure Schedule, and in accordance with the applicable terms of such Company Equity Award and the applicable Company Employee Plan, or (C) the issuance of shares of Company Common Stock upon the redemption or conversion of the Company Preferred Stock or conversion of the Convertible Notes that are outstanding on the date hereof;

(v) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring or recapitalization of the Company;

(vi) (A) increase, or modify in a manner detrimental to the Company, the salary, wages, benefits, bonuses, commissions or other compensation payable or to become payable to the Company’s or any of its Subsidiaries’ current or former employees, directors, executive officers or other individual service providers (other than, subject to the limitations set forth in item 5 of Section 6.01(b)(vi) of the Company Disclosure Schedule, ordinary course reasonable merit increases consistent with past practice and resulting from such individual’s annual performance review), (B) enter into, adopt, amend (in a way which increases the costs to the Company or any of its Subsidiaries), or terminate any Company Employee Plan (or any plan, agreement, program, policy or other arrangement that would be a Company Employee Plan if in existence on the date hereof), (C) increase, grant, provide, promise or otherwise agree to any severance, termination, retention bonus, transaction bonus or change in control, phantom equity or other similar payments or benefits to any current or former employees, directors, executive officers or other individual service providers of the Company or any of its Subsidiaries, (D) hire any employees, directors, executive officers or other individual service providers (including independent contractors) of the Company or any of its Subsidiaries, other than, subject to the limitations set forth in item 11 of Section 6.01(b)(vi) of the Company Disclosure Schedule in each case of the following clauses (1) and (2), (1) employees with a position below the Senior Vice President level after the four-month period following the date of this Agreement; provided, that, the costs of hiring and compensating such employees is substantially similar to the costs for similarly-situated employees of the Company and such newly-hired employees are provided with standard severance benefits, and (2) employees who are hired to fill open positions or backfill positions, (E) terminate (other than for cause) the employment or services of any current or former employees, directors, executive officers or other individual service providers of the Company or any of its Subsidiaries who has an annual base compensation in excess of $325,000.00, (F) take any action to accelerate the vesting or payment or lapsing of restrictions, or fund or in any other way secure the payment, of compensation or benefits under any Company Employee Plan (including accelerating the vesting of any Company Equity Awards), (G) make grants under the Company Stock Plans or (H) grant to any current or former employees, directors, executive officers or other individual service providers of the Company or any of its Subsidiaries any right to reimbursement, indemnification or payment for Taxes incurred under Section 409A or Section 4999 of the Code, solely with respect to clause (A) through (C) above, except as required to be made pursuant to the terms of Company Employee Plans set forth on Section 4.16(a) of the Company Disclosure Schedule or collective bargaining, collective labor or works council agreements, in each case, in effect as of the date hereof;

(vii) acquire or divest any business, assets or capital stock of or to, or make any investment in, any Person or division thereof, whether in whole or in part (and whether by purchase or sale of stock, purchase or sale of assets, merger, consolidation, or otherwise), other than (A) acquisitions in the ordinary course of business of inventory, supplies, intellectual property assets (which would not be material to the Company and its Subsidiaries as a whole), raw materials, equipment or similar assets, (B) divestitures of obsolete or used equipment in the ordinary course of business consistent with past practice, or (C) transactions solely between the Company and any of its Subsidiaries or solely between Subsidiaries of the Company;

(viii) sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of, assign, abandon, or let lapse or expire any Company Intellectual Property, material assets or material properties except (A) non-exclusive licenses pursuant to Contracts existing as of the date hereof, (B) non-exclusive licenses of Company Intellectual Property to customers, contractors, technology and other partners or suppliers of the Company and its Subsidiaries in the ordinary course of business consistent with past practice, (C) sales of inventory or used equipment in the ordinary course of business consistent with past practice, (D) Permitted Liens (other than licenses of Intellectual Property, which are addressed in clauses (A) and (B)), or (E) the expiration of Company Intellectual Property in accordance with its maximum statutory term;

(ix) disclose any material confidential information or other Trade Secrets to any Person (other than to (A) Parent and its Affiliates, (B) in the ordinary course of business in circumstances in which it has imposed reasonable and customary confidentiality restrictions, (C) as expressly permitted by Section 6.02, or (D) to the U.S. Patent and Trademark Office or any similar patent office or agency, in each case, in (and in the course of) filing or prosecuting a patent application related to such information, in the ordinary course of business consistent with past practice to the extent reasonably necessary), escrow any source code, or disclose, license, release, distribute or make available, or grant any rights, to any source code other than in the ordinary course of business consistent with past practice;

(x) make any material change to the Company’s or any of its Subsidiaries’ policies related to personal or personally identifiable information, except as required to comply with Applicable Law or otherwise as directed or required by a Governmental Authority;

(xi) enter into any Contract including any covenant explicitly limiting the ability of the Company or any of its Subsidiaries to compete or engage in any line of business or to compete with any Person in any geographic area, or pursuant to which any material benefit or material right would be required to be given or lost as a result of so competing or engaging, or which would have any such effect on Parent or any of its Affiliates after the Effective Time;

(xii) change any of the accounting methods, principles or practices used by the Company or any of its Subsidiaries materially affecting their assets, liabilities or business, except for such changes that are required by GAAP, Regulation S-X promulgated under the Exchange Act or Applicable Law or as otherwise specifically disclosed in the Company’s reports filed with the SEC;

(xiii) except for (A) intercompany loans between the Company and any of its wholly-owned Subsidiaries or between any wholly-owned Subsidiaries of the Company, or (B) revolving borrowings under and in accordance with the Credit Agreement, dated June 29, 2017, by and among the Company, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended from time to time (as in effect on the date hereof) (the “Credit Agreement”), (x) to pay off the Convertible Notes upon their maturity date in accordance with their terms, or (y) in the ordinary course of business for working capital purposes in an amount not to exceed $25,000,000 in the aggregate, (I) incur, issue, or otherwise become liable for additional Indebtedness in an aggregate amount in excess of $5,000,000, (II) modify in a manner materially adverse to the Company or its Subsidiaries the terms of any material Indebtedness existing as of the date hereof, or (III) assume, guarantee or endorse the obligations of any Person (other than a wholly-owned Subsidiary of the Company) in an aggregate amount in excess of $5,000,000;

(xiv) (A) amend in any manner adverse to the Company or any of its Subsidiaries, extend (other than automatic extensions in accordance with its terms) or terminate (other than terminations upon the expiration of the then-current term) any Material Contract, (B) amend, extend or enter into any Contract that would be a Material Contract if entered into prior to the date hereof, or (C) enter into any Contract which (x) has a term of greater than twelve (12) months or (y) which has an annual spend in excess of $5,000,000, including, in each case and without limitation, with respect to the procurement, licensing or use of software or related services (including in-bound license agreements or similar vendor agreements or arrangements), in each case of the foregoing clause (C) other than Contracts which are terminable for convenience without penalty or payment with a notice period of thirty (30) days or less;

(xv) grant any refunds, credits, rebates or other allowances to any customer, vendor or delivery service provider, in each case, other than in the ordinary course of business consistent with past practice;

(xvi) settle, pay, discharge or satisfy any Proceeding, other than any Proceeding that (A) involves only the payment of monetary damages not in excess of $2,000,000 individually or $10,000,000 in the aggregate for all such Proceedings, or (B) results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, the Company or any of its Subsidiaries;

(xvii) enter into, amend, extend, negotiate, or terminate any collective bargaining agreement, Contract or other agreement or understanding with any Union;

(xviii) implement or announce any employee layoffs, facility closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could reasonably be expected to implicate notification requirements pursuant to the Worker Adjustment and Retraining Notification Act of 1988, as amended, or similar Applicable Laws, or implicate labor protection payments under any collective bargaining agreement, Contract or other agreement or understanding with any Union;

(xix) (A) make (other than in the ordinary course of filing periodic Tax Returns), change or revoke any Tax election, adopt or change any Tax accounting period, in each case, that could reasonably be expected to give rise to a Company Material Adverse Effect; (B) request any ruling from any Governmental Authority with respect to material Taxes of the Company or its Subsidiaries, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law) related to any material amount of Tax; or (D) settle or compromise any material Tax liability or agree to an extension or waiver of the statute of limitations with respect to a Tax Return with respect to material Taxes (other than through a customary extension of a Tax Return);

(xx) make any loans or advances to any other Person, except for (A) extensions of credit to customers in the ordinary course of business; (B) advances to directors, officers and other employees for travel and other business-related expenses, in each case in the ordinary course of business and in compliance in all material respects with the Company’s policies related thereto; or (C) loans, advances or capital contributions to, or investments in, direct or indirect wholly-owned Subsidiaries of the Company;

(xxi) make any capital expenditures (including any capitalized information technology projects unless such projects are already in process prior to the date hereof) in an amount exceeding $175,000, other than capital expenditures specifically contemplated by and identified on the capital expenditure schedule Made Available to Parent; or

(xxii) authorize, commit or agree to take any of the foregoing actions.

Notwithstanding the foregoing, nothing contained in this Agreement shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company and its Subsidiaries prior to the Effective Time. In addition, but subject in all cases to Section 6.01(a), nothing in this Section 6.01(b) shall restrict the Company and its Subsidiaries from, or require the consent of Parent prior to, engaging in any transaction or entering into any agreement exclusively among the Company and its Subsidiaries.

Section 6.02 Unsolicited Proposals.

(a) Subject to Section 6.03(b) and Section 6.03(c) and this Section 6.02, from the date hereof (the “No-Shop Period Start Date”) until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Section 8.01:

(i) the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ directors and officers not to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly (other than with respect to Parent and Merger Sub), (A) solicit, initiate, knowingly facilitate or knowingly encourage any proposals or offers that constitute, or that would reasonably be expected to lead to, an Acquisition Proposal (it being agreed that supplying non-public information in the ordinary course of business shall not be prohibited), (B) engage in, continue or otherwise participate in any discussions, solicitations or negotiations with any Third Party regarding an Acquisition Proposal, or furnish to any Third Party information or provide to any Third Party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries, in each case for the purpose of knowingly encouraging or knowingly facilitating an Acquisition Proposal or (C) enter into or agree to enter into any letter of intent, merger agreement, acquisition agreement, or other similar agreement (other than an Acceptable Confidentiality Agreement pursuant to this Section 6.02) with respect to an Acquisition Proposal or enter into or agree to enter into any agreement requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement;

(ii) the Company shall, and shall cause its Subsidiaries to, and shall direct and use reasonable best efforts to cause the Company’s and its Subsidiaries’ Representatives to, immediately cease and terminate any existing discussions or negotiations with any Third Party theretofore conducted by the Company, its Subsidiaries or their respective Representatives with respect to an Acquisition Proposal, and promptly following the No-Shop Period Start Date (and in any event within forty-eight hours), the Company shall request that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any such Third Party be returned or destroyed in accordance with the applicable confidentiality agreement in place with such Third Party; and

(iii) the Company shall enforce, and will not waive, terminate or modify, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) unless the Company Board has determined in good faith, after consultation with its outside counsel, that the failure to take such action (A) would prohibit the counterparty from making a confidential Acquisition Proposal to the Company Board and (B) would be inconsistent with its fiduciary duties under Applicable Law.

(b) Notwithstanding anything to the contrary contained in this Agreement, if, at any time on or after the date hereof, but prior to obtaining the Stockholder Approval, (i) the Company receives a written Acquisition Proposal from a Third Party, (ii) such Acquisition Proposal did not result from a material breach of this Section 6.02 and (iii) the Company Board or any committee thereof determines in good faith, after consultation with a Company Financial Advisor and outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, then the Company, directly or indirectly through one or more of its Representatives, may (A) furnish information and data with respect to the Company and its Subsidiaries to the Third Party making such Acquisition Proposal and afford such Third Party access to the businesses, properties, assets and personnel of the Company and its Subsidiaries and (B) enter into, maintain and participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations (including by entering into a customary confidentiality agreement with such Third Party for the purpose of receiving non-public information relating to such Third Party); provided, however, that the Company (1) will not, and will not permit its Subsidiaries or its or their Representatives to, furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement and (2) will promptly (but in no event later than thirty-six hours after the time it is provided to such Third Party) provide to Parent any material non-public information concerning the Company or its Subsidiaries provided to such Third Party, which was not previously provided to Parent. Notwithstanding anything to the contrary contained in this Agreement, but, with respect to the following clause (x), only prior to obtaining the Stockholder Approval, the Company, directly or indirectly through one or more of its Representatives, may (x) following the receipt of an Acquisition Proposal from a Third Party that did not result from a breach of this Section 6.02, contact such Third Party in order to clarify and understand the terms and conditions of such Acquisition Proposal made by such Third Party in order to permit the Company Board (or any committee thereof) to determine whether such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and (y) direct any Persons making inquiry regarding a potential Acquisition Proposal to this Agreement, including the specific provisions of this Section 6.02.

(c) From and after the date hereof, the Company shall as promptly as practicable (but in no event later than thirty-six hours after such receipt) notify Parent in writing of the Company’s or any of its Representatives’ receipt of any Acquisition Proposal, which notification shall include a copy of the applicable written Acquisition Proposal (or, if oral, the material terms and conditions of such Acquisition Proposal) and the identity of the Third Party making such Acquisition Proposal (provided that, to the extent disclosure of the identity of the Third Party is expressly prohibited by a confidentiality agreement in place as of the date hereof, the Company may not take the actions described in clause (A) or (B) of Section 6.02(b) unless such Third Party waives such prohibition). The Company shall thereafter keep Parent reasonably informed on a prompt basis (and in any event within twenty-four hours of any such development) of the status of any material developments, discussions or negotiations regarding any such Acquisition Proposal, and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of material documentation relating thereto that is exchanged between the Third Party (or its Representatives) making such Acquisition Proposal and the Company (or its Representatives) promptly after receipt thereof.

(d) Each of Parent and Merger Sub agrees that neither it nor any of their respective Subsidiaries or other Affiliates shall, and that each shall use its reasonable best efforts to cause its and their respective Representatives not to, enter into, or seek to enter into, any agreement, arrangement or understanding with a potential bidding Third Party (or any financing sources or Representatives of such Third Party) that has the purpose or effect of interfering with the Company’s ability to obtain a Superior Proposal from such Third Party (including interfering with the ability of the Company or any financing source to hold discussions and negotiations with such Third Party in connection therewith) in accordance with the rights of the Company under this Agreement; provided, however, that this Section 6.02(d) shall not prevent Parent and Merger Sub from exercising their rights under this Agreement.

(e) The Company agrees that if it is made aware of an action by one of its Representatives and does not use its reasonable best efforts to prohibit or terminate such action and such action would constitute a breach of this Section 6.02 if taken by the Company, then such action will be deemed to constitute a breach by the Company of this Section 6.02.

Section 6.03 Company Recommendation.

(a) Subject to Section 6.03(b) and Section 6.03(c), neither the Company Board nor any committee thereof shall (i) fail to make, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in any manner adverse to Parent or Merger Sub, the Company Recommendation, (ii) adopt, approve, endorse, recommend or otherwise declare advisable, or publicly propose to adopt, approve, endorse, recommend or otherwise declare advisable, an Acquisition Proposal, (iii) fail to publicly recommend against acceptance of any Third Party tender offer or exchange offer for the shares of Company Common Stock within ten (10) Business Days after commencement of such offer, (iv) approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any Subsidiary of the Company to execute or enter into any letter of intent, merger agreement, acquisition agreement, or other similar agreement with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement, or such other permitted confidentiality agreement, pursuant to Section 6.02), (v) fail to publicly reaffirm the Company Recommendation within five (5) Business Days after Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation on more than three separate occasions or if doing so would be inconsistent with Applicable Law, including fiduciary duties of the Company Board (provided Parent may make a request in response to any Acquisition Proposal that has been publicly disclosed)), (vi) fail to include the Company Recommendation in the Proxy Statement or (vii) resolve or publicly propose to take any action described in the foregoing clauses (i) through (vi) (each of the foregoing actions described in clauses (i) through (vii) being referred to as an “Adverse Recommendation Change”).

(b) (i) Notwithstanding anything in this Agreement to the contrary, including Section 6.03(a), at any time prior to obtaining the Stockholder Approval, the Company Board or any committee thereof may, if it determines in good faith (after consultation with a Company Financial Advisor and outside legal counsel), that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law, (A) make an Adverse Recommendation Change in response to either (1) a Superior Proposal or (2) any fact, event, change, development or circumstance not known or reasonably foreseeable by the Company Board as of the date hereof (or, if known, the consequences of which were not known nor reasonably foreseeable) and not relating to (x) any Acquisition Proposal or (y) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (y) may be considered and taken into account) (such fact, event, change, development, circumstance or consequences thereof, an “Intervening Event”) and/or (B) cause the Company to terminate this Agreement pursuant to Section 8.01(h) and authorize the Company to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal (which agreement shall be entered into promptly following such termination), subject in each case to compliance with the terms of paragraph (ii) or (iii) below, as applicable.

(ii) In the case of a Superior Proposal, (x) no Adverse Recommendation Change pursuant to this Section 6.03(b) may be made and (y) no termination of this Agreement pursuant to Section 8.01(h) may be made:

(A) unless the Company, its Subsidiaries and their respective Representatives have complied with their obligations pursuant to Section 6.02 and Section 6.03 with respect to such Superior Proposal;

(B) until after the fourth (4th) Business Day following written notice from the Company advising Parent that the Company Board or any committee thereof intends to make an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 8.01(h) (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, the material terms and conditions of, and the identity of the Third Party making, such Superior Proposal, and a copy of any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal, which shall require a new notice period of two (2) Business Days from the later of the end of the original notice period or delivery to Parent of such new Notice of Superior Proposal, and compliance with this Section 6.03(b) with respect to such new notice);

(C) unless during such four (4) Business Day period (or two (2) Business Day period following an amended proposal), the Company shall, and shall direct its Representatives to, to the extent requested by Parent, make itself available to negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement and/or the Debt Commitment Letter as would enable the Company Board or a committee thereof to maintain the Company Recommendation and not make an Adverse Recommendation Change or terminate this Agreement; and

(D) unless, prior to the expiration of such four (4) Business Day period (or two (2) Business Day period following an amended proposal), Parent does not make a written proposal to adjust the terms and conditions of this Agreement and/or the Debt Commitment Letter that the Company Board or a committee thereof determines in good faith (after consultation with a Company Financial Advisor and outside legal counsel) to be at least as favorable to the Company’s stockholders as the Superior Proposal.

(iii) In the case of an Intervening Event, no Adverse Recommendation Change pursuant to this Section 6.03(b) may be made:

(A) until after the fourth (4th) Business Day following written notice from the Company advising Parent that the Company Board or any committee thereof intends to take such action and specifying the material facts underlying the determination by the Company Board or a committee thereof that an Intervening Event has occurred, and the reason for the Adverse Recommendation Change, in reasonable detail (a “Notice of Intervening Event”) (it being understood and agreed that any material modifications or developments with respect to such Intervening Event shall require a new Notice of Intervening Event, which shall require a new notice period of two (2) Business Days, and compliance with this Section 6.03(b) with respect to such new notice);

(B) unless during such four (4) Business Day period (or two (2) Business Day period following a material modification or development), the Company shall, and shall cause its Representatives to, to the extent requested by Parent, make itself available to negotiate with Parent in good faith to enable Parent to amend this Agreement and/or the Debt Commitment Letter in such a manner that obviates the need for an Adverse Recommendation Change (including, if requested by Parent, permitting Parent to make a presentation to the Company Board regarding such adjustments); and

(C) unless, prior to the expiration of such four (4) Business Day period (or two (2) Business Day period following a material modification or development), the Company Board or a committee thereof determines in good faith, taking into consideration any amendments to this Agreement and the Debt Commitment Letter proposed in writing by Parent (after consultation with a Company Financial Advisor and outside legal counsel), that the failure to effect an Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law.

(iv) Parent and Merger Sub agree that any proposals to amend this Agreement and/or the Debt Commitment Letter in response to a Notice of Superior Proposal or a Notice of Intervening Event shall be made on a confidential basis to the Company or, if directed by the

Company, a Company Financial Advisor. For the avoidance of doubt, delivery of a Notice of Superior Proposal or a Notice of Intervening Event shall not, in and of itself, constitute an Adverse Recommendation Change.

(c) Nothing contained in Section 6.02 or this Section 6.03 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board or any committee thereof, after consultation with outside legal counsel, the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law or any disclosure requirements under Applicable Law, or (iii) making any disclosure that constitutes a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) promulgated under the Exchange Act, which actions shall not constitute or be deemed to constitute an Adverse Recommendation Change; provided that (1) any such statement or disclosure pursuant to this Section 6.03(c) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board and the rights of Parent under Section 6.02 or this Section 6.03, and (2) nothing in the foregoing will be deemed to permit the Company or the Company Board to effect an Adverse Recommendation Change other than in accordance with Section 6.03(b).

Section 6.04 Approval of Merger Agreement.

(a) As promptly as reasonably practicable (but no later than ten (10) Business Days) following the clearance of the Proxy Statement by the SEC (whether by confirmation that the SEC has no further comments or, if the SEC informs the Company that it does not intend to review the Proxy Statement, expiration of the 10-day waiting period contemplated by Rule 14a-6(a) promulgated under the Exchange Act), the Company shall, in accordance with Applicable Law and the Company’s governing documents, cause the definitive Proxy Statement to be mailed to the Company’s stockholders and duly set a record date for, call, give notice of, convene and hold a special meeting of the Company’s stockholders (including any adjournments and postponements thereof, the “Stockholder Meeting”) for the purpose of considering and taking action upon the matters requiring Stockholder Approval (with the record date and meeting date set in consultation with Parent; provided that the date of the Stockholder Meeting shall be no later than twenty-five (25) Business Days following the mailing of the Proxy Statement to the Company’s stockholders); provided that, notwithstanding anything else to the contrary herein, the Company may postpone or adjourn the Stockholder Meeting (i) with the consent of Parent (not to be unreasonably withheld, conditioned or delayed), (ii) if the Company reasonably believes there will be insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholder Meeting or to obtain the Stockholder Approval, (iii) to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the holders of shares of Company Common Stock within a reasonable amount of time in advance of the Stockholder Meeting or (iv) to allow additional time for the solicitation of votes in order to obtain Stockholder Approval. Without the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed), the Stockholder Meeting will not be postponed or adjourned (A) by more than five (5) Business Days at a time or (B) on more than two occasions. In no event will the record date of the Stockholder Meeting be changed without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), unless required by Applicable Law. Unless the Company Board or any committee thereof has withdrawn the Company Recommendation in compliance with Section 6.03, the Company shall (x) submit this Agreement for adoption by the stockholders of the Company at the Stockholder Meeting, (y) include the Company Recommendation in the Proxy Statement and (z) use its commercially reasonable efforts to solicit from stockholders of the Company proxies in favor of the adoption of this Agreement. Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the stockholders of the Company in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Stockholder Meeting.

(b) As promptly as reasonably practicable (but no later than twenty-five (25) Business Days) after the execution of this Agreement, the Company shall prepare a proxy statement in preliminary form for the Stockholder Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, the “Proxy Statement”) and file it with the SEC and the Company and Parent shall cooperate with each other in connection with the preparation of the foregoing, including to cause their respective Affiliates, as applicable, to cooperate with the preparation of the foregoing. The Company shall use commercially reasonable efforts (in consultation with Parent) to respond as promptly as reasonably practicable to any comments received from the SEC or its staff concerning the Proxy Statement. The Company shall notify the other parties hereto promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement and shall supply the others with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall cooperate, and shall cause their Affiliates and direct their advisors to cooperate, with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing to the Company in writing upon request any and all information relating to Parent, Merger Sub and their respective Affiliates as may be required, or otherwise reasonably requested by the Company, to be set forth in the Proxy Statement under Applicable Law. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and shall consider Parent’s comments in good faith. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to Applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company will use its reasonable best efforts to promptly prepare and file such Other Required Company Filing with the SEC. The Company will use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq.

(c) Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger (i) will not, on the date it is first mailed to stockholders of the Company and at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company on the one hand, and Parent and Merger Sub on the other hand, each assumes no responsibility with respect to information supplied by or on behalf of, respectively, Parent or Merger Sub or their Affiliates, or the Company or its Affiliates, for inclusion or incorporation by reference in the Proxy Statement. Parent shall ensure that such information supplied by it and its Affiliates for inclusion in the Proxy Statement will not, on the date it is first mailed to stockholders of the Company and at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 6.05 Access to Information. Subject to Applicable Law, Section 6.12, Section 6.19 and applicable contractual restrictions, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers, directors and Parent’s other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its books, Contracts, personnel, facilities and records to the extent necessary for any reasonable transaction-related purpose, including, without limitation, integration planning and/or post-Closing transition planning and implementation; provided, that, such access pursuant to this Section 6.05 shall not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries. The foregoing shall not require the Company or its Subsidiaries (a) to provide access to or otherwise make available or furnish any books, Contracts or records which would result in a material breach of a confidentiality, non-disclosure or other similar agreement in effect as of the date hereof, (b) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information would in the good faith judgment of the Company based on advice of counsel jeopardize any attorney-client, work product or other legal privilege or protection, (c) to provide access to or otherwise make available or furnish any information relating to the process conducted by the Company that led to the execution of this Agreement (except to the extent expressly required by Section 6.02), (d) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information would in the judgment of the Company based on advice of counsel violate any Company policies in any material respect or Applicable Law, or (e) prepare any financial statements, projections, reports, analyses, appraisals or opinions that are not readily available or prepared by the Company or its Subsidiaries in the ordinary course of business (it being agreed that, in the case of clauses (a), (b) and (d), the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company and Parent shall use their respective commercially reasonable efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction, policy or Applicable Law or waive the applicable privilege or protection). Except as otherwise permitted above, Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact any employee of the Company not involved in the negotiation of the transactions contemplated by this Agreement or any customer, technology or other partner, vendor or supplier of the Company in connection with the Merger or any of the other transactions contemplated by this Agreement without the Company’s prior written consent, and Parent and Merger Sub acknowledge and agree that any such contact shall be arranged and supervised by Representatives of the Company (it being acknowledged and agreed that any such contacts with the foregoing parties or Persons in the ordinary course of business and unrelated to the Company or the transactions contemplated by this Agreement shall be unrestricted). All requests for information made pursuant to this Section 6.05 shall be directed to the Chief Legal Officer or other Person designated by the Company. All such information shall, to the extent applicable, be deemed Evaluation Material (as defined in the Confidentiality Agreement) under and be governed by the terms of the Confidentiality Agreement. Notwithstanding any provision of this Section 6.05, following the date hereof through the earlier of the valid termination of this Agreement in accordance with Section 8.01 and the Effective Time, but subject in all respects to compliance with any applicable Antitrust Laws, the Company shall use its reasonable best efforts to (i) coordinate and hold bi-weekly meetings among the five most senior executives of each of Parent and the Company (which may be conducted on a one-on-one basis, or on a group basis, as mutually determined by such participants) for the purpose of discussing, coordinating and planning the proposed integration following the Closing, including the items set forth on Section 6.05 of the Company Disclosure Schedule, and (ii) provide Parent with notice (email being sufficient), as promptly as reasonably practicable, in the event the Company or any of its Subsidiaries receives written or, to the Knowledge of the Company, oral notice from any Top Customer or Top Vendor of its intention to terminate its relationship with the Company or any of its Subsidiaries.

Section 6.06 Notice of Certain Events. Each of the Company and Parent will give prompt notice to the other (and will subsequently keep the other informed on a reasonably current basis of any material developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (a) with respect to the Company, has had or would reasonably be expected have a Company Material Adverse Effect, (b) with respect to Parent or Merger Sub, has had or would reasonably be expected to have a Parent Material Adverse Effect and/or (c) is reasonably likely to result in any of the conditions set forth in Article 7 not being able to be satisfied prior to the End Date. No notification given by any party pursuant to this Section 6.06 shall limit or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement.

Section 6.07 Employee Matters.

(a) For a period of the earlier of (I) December 31, 2026, if the Closing occurs on or prior to June 30, 2026, or (II) December 31, 2027, if the Closing occurs on or after July 1, 2026 (the “Covenant Period”) (or, in each case, if shorter, until the date of employment termination of the relevant Continuing Employee (as defined below)), Parent shall, or shall cause the Surviving Corporation to: (i) provide each employee of the Company or its Subsidiaries immediately before the Effective Time who continues employment with Parent, the Surviving Corporation, or any Subsidiary of Parent or the Surviving Corporation immediately following the Closing Date (each a “Continuing Employee”) with: (A) base salary or base hourly rate, as applicable, that is no less than the base salary or base hourly rate, as applicable, provided to such Continuing Employee immediately prior to the Effective Time; and (B) at Parent’s election either, (x) target annual cash incentive compensation opportunities (including commissions and annual cash bonuses) (but excluding retention, long-term incentive compensation, change in control or transaction bonus opportunities and equity and equity-based incentive compensation and disregarding any stock in lieu of cash or similar programs), in each case, in an amount that is no less favorable than the amount(s) provided to each such Continuing Employee immediately prior to the Effective Time or (y) an increase in base salary and/or, a modified target annual cash incentive opportunity such that, when combining clauses (A) and (B), the Continuing Employee’s annual target cash compensation in the aggregate is no less than such Continuing Employee’s historical total on-target earnings, as determined by Parent in good faith, as in effect immediately prior to the Effective Time. For a period until December 31, 2026, Parent shall provide, or shall cause the Surviving Corporation to provide, each Continuing Employee with employee benefits (including defined contribution retirement, health and welfare, vacation and sick or other paid leave and remote working options, but excluding defined benefit pension, nonqualified deferred compensation, severance, equity and equity-based incentive, long term incentive (except as provided in clause (ii) below), retention, change in control and post-employment health and welfare benefits (such exclusions, collectively, the “Excluded Benefits”)) that are no less favorable than those provided to such Continuing Employee immediately prior to the Effective Time under the Company Employee Plans set forth in Section 4.16(a) of the Company Disclosure Schedule and the Foreign Plans (excluding the Excluded Benefits). For the remainder of the Covenant Period following December 31, 2026, Parent shall, or shall cause the Surviving Corporation to, provide each Continuing Employee with employee benefits (including defined contribution retirement, health and welfare, vacation and sick or other paid leave and remote working options, but excluding the Excluded Benefits) that are either (x) substantially similar to those provided to such Continuing Employee as of December 31, 2026 under the Company Employee Plans set forth in Section 4.16(a) of the Company Disclosure Schedule and the Foreign Plans (excluding the Excluded Benefits) or (y) no less favorable to those (other than the Excluded Benefits) provided to similarly situated employees of Parent. During the Covenant Period, Parent shall, or shall cause the Surviving Corporation to honor and maintain in effect, without any amendment or modification thereto, all severance benefit plans, programs, agreements and policies set forth in Section 6.07 of the Company Disclosure Schedule (and as Made Available to Parent) applicable to Continuing Employees as in effect immediately prior to the Effective Time; provided, that any provisions therein relating to the treatment of outstanding equity awards shall only apply to the Continuing Employee’s Cash Replacement RSU Amounts, Cash Replacement PSU Amounts, and/or Cash Replacement Phantom Share Amounts, as applicable, and shall not apply to any equity awards issued following the Effective Time (unless otherwise determined in Parent’s sole discretion). Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any Continuing Employees covered by an agreement or other arrangement with a Union shall be governed by the applicable agreement until the expiration, modification or termination of such agreement in accordance with its terms or applicable Law.

(b) From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, ensure that each Continuing Employee receives full credit for purposes of eligibility to participate, vesting (other than the vesting of future equity awards), accrual of vacation and paid time off entitlement, and severance benefits for service with the Company and its Subsidiaries (or predecessor employers to the extent the Company provides such past service credit) under the comparable employee benefit plans, programs, and policies of Parent or the Surviving Corporation, as applicable, to the same extent and for the same purposes such Continuing Employee would have received credit under the analogous Company Employee Plans prior to the Closing; provided, that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits or compensation. As of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable Company Employee Plan as of the Effective Time, which shall not be subject to accrual limits or forfeiture.

(c) From and after the Closing Date, with respect to each benefit or compensation plan, program, policy, or arrangement that is maintained, or will be maintained after the Closing Date, by Parent or any of its subsidiaries for any Continuing Employee (collectively, the “Parent Benefit Plans”), Parent shall (or shall cause the Surviving Corporation to) (i) cause each Continuing Employee to be immediately eligible to participate, without any waiting period, in any and all Parent Benefit Plans to the extent that coverage pursuant to any such Parent Benefit Plan replaces the Continuing Employee’s coverage pursuant to a corresponding Company Employee Plan (to the same extent such waiting periods or restrictions on eligibility did not otherwise apply to (or was otherwise satisfied by) such Continuing Employee under the corresponding Company Employee Plan immediately prior to the Closing Date), (ii) use commercially reasonable efforts to cause each such Parent Benefit Plan to waive all limitations as to pre-existing and at-work conditions, waiting periods, evidence of insurability requirements or similar requirements and required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions and exclusions did not apply to (or was otherwise met by) such Continuing Employee under the corresponding Company Employee Plan in which such Continuing Employee participated immediately prior to the Closing Date; (iii) use commercially reasonable efforts to provide each Continuing Employee and their eligible dependents with credit for any co-payments, co-insurance, and deductibles paid and credited in the plan year in which the Closing Date occurs that, and prior to the date that, such Continuing Employee commences participation in such Parent Benefit Plan; and (iv) credit the accounts of the Continuing Employees pursuant to any Parent Benefit Plan that is a flexible spending account plan with any unused balances in the account of such Continuing Employees under the corresponding Company Employee Plan that is a flexible spending account plan during the plan year in which participation under a flexible spending account Parent Benefit Plan is substituted for participation under a flexible spending account Company Employee Plan.

(d) From and after the Closing Date, if the Closing Date occurs during the Company’s 2026 fiscal year, Parent shall, or shall cause the Surviving Corporation to, pay an annual bonus under each of the annual bonus and short-term cash-based incentive plans and programs sponsored or maintained by the Company or any of its Subsidiaries (and Made Available to Parent) as of immediately prior to the Effective Time (each, an “Annual Bonus Plan”) to each Eligible Continuing Employee (as defined below) for the Company’s 2026 fiscal year , with the amount of each such annual bonus to be based on actual performance under such Annual Bonus Plan for such fiscal year (each, an “Annual Bonus”). The Annual Bonuses will be paid at the same time or times that annual bonuses are typically paid under the terms of such Annual Bonus Plan. For purposes of the foregoing, “Eligible Continuing Employee” means a Continuing Employee (x) who remains an employee of the Company, Parent, the Surviving Corporation, or any of their Subsidiaries on the last day of the fiscal year in which the Effective Time occurs, or (y) whose employment is terminated without “Cause” or due to the Continuing Employee’s resignation with “Good Reason” (each as defined in Section 6.07(d) of the Company Disclosure Schedule) before payment of the Annual Bonus. If the Closing Date occurs during the Company’s 2027 fiscal year, Parent shall, or shall cause the Surviving Corporation to, pay (in addition to any quarterly bonus for completed quarters that has not yet been paid) a pro-rated portion of the annual bonus under each Annual Bonus Plan for the 2027 fiscal year based on the portion of such year through the end of the fiscal quarter in which the Closing Date occurs to each Eligible Continuing Employee, with the amount of each such pro-rated annual bonus to be based on actual performance for such fiscal quarter. Thereafter, Parent will be permitted to replace the Annual Bonus Plans with alternative short-term incentive opportunities for participants in the Annual Bonus Plans, provided that such opportunities are at least equal to the target amounts of such participants’ opportunities under the Annual Bonus Plans.

(e) Notwithstanding anything to the contrary, if the Closing Date occurs while any election to pay any annual bonus or other short-term incentive payment in shares of Company Common Stock, Company Securities and/or Company Equity Awards for the Company’s 2026 fiscal year is outstanding, such annual bonus or other short-term incentive payment shall instead be paid in cash but otherwise in accordance with all other terms of such election (inclusive of any incentive value provided for under the associated plan or arrangement).

(f) The Company and Parent will cooperate in good faith to mitigate the impact of Section 280G of the Code on the Company and its Subsidiaries arising in connection with the transactions contemplated hereby provided, however, that in no event will the Company be required to take any action that would adversely affect the rights of any individual service provider. For the avoidance of doubt, in no circumstance will the Company and its Subsidiaries or Parent provide any service provider of the Company or any of its Subsidiaries with a “gross up” or similar entitlement to mitigate the impact of Section 280G of the Code, except for any such “gross up” entitlement in existence as of the date hereof, set forth on Section 4.16(g) of the Company Disclosure Schedule, and Made Available to Parent.

(g) Nothing in this Section 6.07 shall be deemed to: (i) guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or their respective Subsidiaries to terminate the employment of any Continuing Employee; (ii) establish, terminate, or amend any Company Employee Plan, Parent Benefit Plan or any other compensation or benefit plan, policy, program, agreement or arrangement; (iii) impose a requirement upon or limit the ability of Parent, the Surviving Corporation, or any of their Affiliates to continue, establish, terminate, or amend any particular benefit or compensation plan or arrangement before or after the consummation of the transactions contemplated in this Agreement, and any such plan may be amended or terminated in accordance with its terms and Applicable Law; or (iv) confer upon any Person any right as a third-party beneficiary of this Agreement.

(h) If requested by Parent at least five (5) days prior to the Closing Date, the Company Board shall adopt, no later than the day prior to the Closing Date, a written consent (the form of which shall have been approved by Parent, whose approval shall not be unreasonably withheld, conditioned or delayed) terminating the Verint Systems Inc. 401(k) Savings Plan, with such termination to be effective no later than the day immediately prior to the Closing Date.

Section 6.08 State Takeover Laws. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Applicable Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Merger or any other transaction contemplated by this Agreement, then each of the Company, Parent, Merger Sub, and their respective boards of directors or managers (as applicable) shall grant such approvals and take such actions within their respective authority as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to render such anti-takeover Applicable Law inapplicable to the foregoing.

Section 6.09 Obligations of Merger Sub. Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby on the terms and conditions set forth in this Agreement. Without limiting the foregoing, immediately after the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

Section 6.10 Voting of Shares. Parent shall vote, or cause to be voted, any shares of Company Common Stock and Company Preferred Stock beneficially owned by it or any of its Affiliates, in favor of adoption of this Agreement at the Stockholder Meeting, and will vote or cause to be voted the shares of Merger Sub held by it or any of its Subsidiaries, as the case may be, in favor of adoption of this Agreement.

Section 6.11 Director and Officer Liability.

(a) For six (6) years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts, errors or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s and the Company’s Subsidiaries’ officers’ and directors’ liability insurance policies on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date hereof; provided, however, that in satisfying its obligation under this Section 6.11(a), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 350% of the amount per annum the Company paid pursuant to its most recent renewal prior to the date hereof (the “Current Premium”) and if such premiums for such insurance would at any time exceed 350% of the Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 350% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company prior to the Effective Time (and the Company shall use commercially reasonable efforts to obtain such “tail” or “runoff” policies if requested in writing by Parent), which policies provide such persons currently covered by such policies with coverage for an aggregate period of six (6) years with respect to claims arising from acts, errors or omissions that occurred on or before the Effective Time, including in respect of the transactions contemplated by this Agreement. The Company may, with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned) also purchase prepaid “tail” or “runoff” policies for any other “claims-made” liability insurance coverage, including employment practices liability, professional liability and cyber and data security liability coverages; provided that such premiums for such insurance do not exceed 350% of the amount per annum the Company paid pursuant to its most recent renewal prior to the date hereof with respect to each such coverage. If any such prepaid policies described in this Section 6.11(a) have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain any and all such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b) From and after the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent permitted by the Organizational Documents of the Company and its Subsidiaries in effect as of the date of this Agreement and any indemnification agreement in effect as of the date hereof between the Company and any Indemnified Party: (i) indemnify (including advancement of expenses) and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or incurred by such Indemnified Party in connection with or arising out of any action, suit or other Proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of the Company or any Subsidiary of the Company or otherwise in connection with any action taken or not taken at the request of the Company or any Subsidiary of the Company or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of the Company (including in any capacity with respect to any employee benefit plan), in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Effective Time (including any Indemnified Party Proceeding relating in whole or in part to the transactions contemplated by this Agreement or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party); and (ii) fulfill and honor in all respects the obligations of the Company pursuant to: (x) each indemnification agreement in effect as of the date hereof between the Company and any Indemnified Party; and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the certificate of incorporation or by-laws of the Company as in effect on the date hereof. Parent shall pay all expenses, including reasonable attorneys’ fees and expenses (which shall be advanced as they are incurred), that may be incurred by Indemnified Parties in connection with their enforcement of their rights provided under this Section 6.11. Parent’s and the Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. If Parent or the Surviving Corporation fails to comply with its obligations in this Section 6.11 and an Indemnified Party commences a suit which results in a determination that Parent or the Surviving Corporation failed to comply with such obligation, Parent shall pay such Indemnified Party his or her costs and expenses (including reasonable attorney’s fees and expenses) in connection with such suit.

(c) During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) cause the organizational documents of the Surviving Corporation to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable to those subject to those provisions as the indemnification, exculpation and advancement of expenses provisions set forth in the organizational documents of the Company as of the date hereof.

(d) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.11.

(e) The provisions of this Section 6.11 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or by-laws, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party unless (x) such termination or modification is required by Applicable Law or (y) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Section 6.11).

Section 6.12 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to do all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals, and expiration or termination of any waiting periods, from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid a Proceeding by, any Governmental Authorities, (ii) the delivery of required notices to, and the obtaining of required consents or waivers from, Third Parties (provided, that the Company shall not be obligated to make any payment or commercial concession to any Third Party, or incur any liability, as a condition to (or in connection with) obtaining any such consent or waiver), and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement.

(b) In furtherance and not in limitation of the foregoing, each of the Company and Parent (including, if applicable, its “ultimate parent entity”, as that term is defined in the HSR Act and its implementing regulations) shall: (i) promptly, but in no event later than twenty (20) Business Days after the date hereof, file any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement and shall use reasonable best efforts to promptly secure the expiration or termination of any applicable waiting periods under the HSR Act (including, but not limited to, seeking early termination of the applicable waiting periods pursuant to the HSR Act); (ii) promptly and in compliance with all Applicable Laws make all filings, and use reasonable best efforts to timely obtain all consents, permits, authorizations, waivers, clearances and approvals, and to cause the expiration or termination of any applicable waiting periods, as may be required under any other applicable Antitrust Laws (to the extent required) and FDI Laws; (iii) as promptly as reasonably practicable respond appropriately to any request by the U.S. Department of Justice (the “DOJ”) or the Federal Trade Commission (the “FTC”) under the HSR Act or by any other Governmental Authority under applicable Antitrust Laws in connection with the Merger and the other transactions contemplated by this Agreement; (iv) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the Merger and the other transactions contemplated by this Agreement; and (v) defend any claim asserted in court by any Governmental Authority or any other Person under Antitrust Laws or FDI Laws in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that would prevent the Closing occurring prior to the End Date. Parent shall pay all filing fees under the FDI Laws, HSR Act and other applicable Antitrust Laws, and the Company shall not be required to pay any fees or other payments to any Governmental Authority in connection with any filings under the FDI Laws, HSR Act or such other filings as may be required under applicable Antitrust Laws, in connection with the Merger or the other transactions contemplated by this Agreement.

(c) Without limiting the generality of anything contained in this Section 6.12, each party hereto shall use reasonable best efforts to: (i) give the other parties prompt notice of the making or commencement of any request, inquiry or Proceeding by any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement; (ii) keep the other parties reasonably informed as to the status of any such request, inquiry or Proceeding; and (iii) promptly inform the other parties of any communication to or from the FTC, DOJ or any other Governmental Authority to the extent regarding the Merger and the other transactions contemplated by this Agreement, or regarding any such request, inquiry or Proceeding, and provide a copy of all written communications. In addition, Parent shall lead discussions with all Governmental Authorities and determine strategy related to obtaining clearances and approvals contemplated by this Section 6.12, subject to Parent’s good faith consultation with, and reasonable consideration of the views of, the Company. Subject to Applicable Law, in advance and to the extent practicable, each of Parent or the Company, as the case may be, will consult the other in good faith on all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement and shall consider in good faith any comments by Parent or the Company, as the case may be. In addition, except as may be prohibited by any Governmental Authority or by any Applicable Law, in connection with any such request, inquiry or Proceeding in respect of the Merger and the other transactions contemplated by this Agreement, each party hereto will permit authorized Representatives of the other party to be present at each meeting or conference relating to such request, inquiry or Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such request, inquiry or Proceeding.

(d) Without limiting the generality of the undertakings of Parent and the Company pursuant to Section 6.12(b) and Section 6.12(c), each of Parent and the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to take any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Laws or FDI Laws that may be asserted by any Governmental Authority or any other Person so as to enable the parties hereto to obtain all necessary actions, waivers, registrations, permits, authorizations, orders, consents, approvals, and the expiry or termination of any applicable waiting periods from Governmental Authorities to consummate the transactions contemplated by this Agreement, including the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any Proceeding by a Governmental Authority or any other Person under Antitrust Laws or FDI Laws. Notwithstanding anything to the contrary in this Agreement, no party shall be required to (and the Company and the Company and its Subsidiaries shall not, without the prior written consent of Parent), (i) propose, negotiate, commit to, effect, by consent decree, hold separate orders, or otherwise, the sale, divestiture, license or other disposition of such of its and their assets, properties or businesses or of the assets, properties or businesses to be acquired by Parent pursuant hereto, or (ii) enter into such other arrangements to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any Proceeding by a Governmental Authority or any other Person under Antitrust Laws or FDI Laws that would otherwise have the effect of preventing or materially delaying the consummation of the Transactions, other than, any action, concession or undertaking (other than any hold separate, sale, divestiture, license or other disposition of assets, properties or businesses) that (y) is conditioned on the Closing and (z) would not reasonably be expected to (A) have a material and adverse impact on the benefits expected to be derived by Parent from the transactions contemplated by this Agreement or (B) be material, individually or in the aggregate, to the business, results of operation, financial condition or operations of Parent or the Company and its Subsidiaries.

(e) From the date of this Agreement until the earlier of (i) the valid termination of this Agreement in accordance with its terms and (ii) the expiration of termination of the waiting period under the HSR Act and any applicable FDI Laws applicable to the transactions contemplated by this Agreement, neither Parent nor Merger Sub (nor any other controlled Affiliate of Parent) shall enter into any agreement, transaction or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to materially and adversely affect or materially delay Parent’s or Merger Sub’s ability to: (i) obtain the timely expiration or termination of the waiting period under the HSR Act and any applicable FDI Laws, or the authorizations, consents, Orders and approvals required under any other applicable Antitrust Laws, applicable to the transactions contemplated by this Agreement; (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order that would materially delay or prevent the consummation of the transactions contemplated by this Agreement; or (iii) obtain all other authorizations, consents, Orders and approvals of Governmental Authorities necessary for the consummation of the transactions contemplated by this Agreement in accordance with the terms and conditions of this Agreement.

Section 6.13 Transaction Litigation. Each of the Company, on the one hand, and Parent, on the other hand, shall as promptly as reasonably practicable notify the other party in writing of, and shall give the other party a reasonable opportunity to participate in the defense and settlement of, any Transaction Litigation. For purposes of this Section 6.13, “participate” means that the Company or Parent, as the case may be, shall keep the other party reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), and the other party may offer comments or suggestions with respect to such Transaction Litigation which the Company or Parent, as the case may be, shall consider in good faith, but the other party shall not be afforded decision-making power or authority. Notwithstanding the foregoing, the Company shall not compromise or settle, or agree to compromise or settle, any Transaction Litigation without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed). Without otherwise limiting the Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the Indemnified Parties shall be entitled to retain Jones Day or such other counsel selected by such Indemnified Parties prior to the Effective Time to defend any Transaction Litigation.

Section 6.14 Public Announcements. Each of the Company and Parent (or its direct or indirect parent entity) shall issue an initial press release relating to the execution of this Agreement, and the Company shall file one or more Current Reports on Form 8-K with the SEC attaching its announcement press release and a copy of this Agreement as exhibits. The Company, on the one hand, and Parent, on the other hand, will provide such other party with a draft of its initial press release (including with respect to the Company, such Current Report Form 8-K and attachments) for review prior to such filing, and the disclosing party shall consider in good faith any comments provided by such other party. Thereafter Parent and the Company shall consult with each other before issuing any press release or making any other public announcements, or scheduling a press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated by this Agreement and shall not issue any such press release or make any such other public announcement without the prior written consent of the other party, which shall not be unreasonably withheld, conditioned or delayed, except as such release or announcement may be required by Applicable Law or any listing agreement under which or rule of any national securities exchange or association upon which the securities of the Company are listed, in which case the party required to make the release or announcement shall use commercially reasonable efforts to consult with the other party about, and allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance; provided, however, that notwithstanding the foregoing and for the avoidance of doubt, (a) the Company shall not be required to consult with Parent before (i) issuing any press release or making any other public statement (x) with respect to an Adverse Recommendation Change effected in accordance with Section 6.03 or (y) as otherwise permitted under Section 6.03, including with respect to its receipt and consideration of any Acquisition Proposal, Superior Proposal or “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, or (ii) disseminating any communications principally directed to employees, customers, technology or other partners or vendors so long as such communications are consistent with this Agreement or previous releases, public disclosures, public statements or other communications made by the parties not in violation of this Section 6.14 and (b) Parent, Merger Sub and their Affiliates shall not be required to consult with the Company before making any statements or disclosures with respect to this Agreement or the transactions contemplated by this Agreement (i) to existing or prospective general or limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case who are subject to customary confidentiality restrictions, (ii) on such Person’s website or social media channels in the ordinary course of business (but with respect to such statements, only to the extent that such statements are consistent with the previous press releases, public disclosures or public statements made jointly by the Company and Parent (or individually if approved by the other party)) or (iii) with respect to responding to any Adverse Recommendation Change.

Section 6.15 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 6.16 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be reasonably required to cause any dispositions (or acquisition, if applicable) of shares of Company Common Stock and Company Equity Awards resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by Applicable Law.

Section 6.17 Debt Financing.

(a) Each of Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions necessary to arrange, obtain and consummate the Debt Financing on the terms and conditions (including “market flex” provisions) set forth in the Debt Commitment Letter and the Debt Financing Fee Letter, on or prior to the Funding Date, including to (i) maintain in effect and comply in all material respects (to the extent such compliance is within the control of Parent and Merger Sub) with the Debt Commitment Papers, (ii) negotiate, and enter into binding definitive agreements with respect to, the Debt Financing on the terms and subject only to the conditions (including the market “flex” provisions) set forth in the Debt Commitment Letter and the Debt Financing Fee Letter (or on other terms that in the aggregate are not materially less favorable, taken as a whole, to Parent or Merger Sub than the terms and conditions (including market “flex” provisions) set forth in the Debt Commitment Letter and the Debt Financing Fee Letter) (provided no such other terms would reasonably be expected to adversely impair or delay the ability of Parent and Merger Sub to consummate the Merger or obtain the Debt Financing in an aggregate amount no less than the Required Amount) (such definitive agreements in respect of the Debt Financing, collectively with the Debt Commitment Papers, collectively the “Debt Documents”), (iii) satisfy on a timely basis (or obtain a waiver of) all conditions applicable to Parent and Merger Sub in the Debt Commitment Papers that are within control of the Parent and that are necessary to cause funding of the Debt Financing to occur on the Funding Date, and (iv) upon the satisfaction or waiver of the conditions herein to Parent’s and Merger Sub’s obligations to consummate the Merger (other than those conditions that by their nature are to be satisfied at the Closing), consummate the Debt Financing. Parent and Merger Sub shall not, without the prior written consent of the Company, agree to or permit any termination, rescission or withdrawal of or amendment, supplement or modification to be made to, or grant any waiver of any provision under, or assignment of, the Debt Commitment Letter or any other Debt Document if such termination, recission, withdrawal, amendment, supplement, modification, waiver or assignment would reasonably be expected to (A) reduce the aggregate amount of any portion of the Debt Financing (including by changing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Debt Commitment Letter or the Debt Financing Fee Letter (including any “flex” provisions set forth therein)) to an amount below the Required Amount, (B) impose any new or additional conditions precedent or contingencies to the availability of the Debt Financing or otherwise expand, amend or modify any of the conditions precedent to the Debt Financing in a manner that would reasonably be expected to prevent or delay the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing), (C) make the funding of any portion of the Required Amount of the Debt Financing (or satisfaction of any condition to obtaining any portion of the Required Amount of the Debt Financing) less likely to occur or (D) adversely impact the ability of Parent or Merger Sub, as applicable, to consummate the Debt Financing, in at least the Required Amount, on the Funding Date.

(b) Upon request by the Company, Parent shall keep the Company informed on a reasonably prompt basis and in reasonable detail of the status of its efforts to arrange the Debt Financing. Parent and Merger Sub shall give the Company prompt notice of (i) any material and actual breach, default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in a breach or default), termination or cancellation by any party to any Debt Document of which Parent or Merger Sub becomes aware, (ii) the receipt by Parent or Merger Sub of any written notice or other written communication from any Debt Financing Source with respect to any (A) actual or threatened (in writing) material breach, material default, termination or cancellation by any party to any Debt Document that would reasonably be expected to make the Debt Financing (in an amount at least equal to the Required Amount) less likely to occur on the Funding Date or (B) dispute or disagreement between Parent and any Debt Financing Source or among any parties to any Debt Document (other than ordinary course or customary negotiations relating to the Debt Commitment Letter or any definitive document related to the Debt Financing), in each case regarding the Debt Financing and which would reasonably be expected to make the Debt Financing (in an amount at least equal to the Required Amount) less likely to occur on the Funding Date, and (iii) the occurrence of an event or development that would reasonably be expected to adversely impact the ability of Parent or Merger Sub to timely obtain all or any portion of the Debt Financing necessary to fund the Required Amount on the terms and in the manner contemplated by the Debt Commitment Letter. If (x) commitments with respect to any portion of the Debt Financing expire or terminate or (y) any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable market “flex” provisions) contemplated by the Debt Commitment Letter, Parent shall promptly so notify the Company in writing and Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain, as promptly as practicable, in replacement thereof alternative financing (the “Alternative Financing”) from alternative sources in an amount sufficient to fund the Required Amount with terms and conditions, taken as a whole, not less favorable to Parent and Merger Sub (or their respective Affiliates) than the terms and conditions set forth in the Debt Commitment Papers (including market “flex” provisions). Parent shall deliver to the Company true and complete copies of the alternative debt commitment letters (including fee letters) pursuant to which any such alternative source shall have committed to provide any portion of the Alternative Financing, which fee letter(s) may be redacted for the fee amounts and other economic terms customarily redacted for transactions of this type. For the avoidance of doubt, it is understood and agreed that, subject to the limitations set forth in Section 6.17(a) and this Section 6.17(b), Parent and Merger Sub may amend, restate and/or replace (or cause any of the foregoing) the Debt Commitment Letter to (x) add (in accordance with the Debt Commitment Letter) additional Debt Financing Sources or reallocate commitments among creditworthy lenders or reassign titles so long as the aggregate amount of the Debt Financing is not reduced below the Required Amount and (y) implement or exercise any “flex” provisions in the Debt Financing Fee Letter as in effect on the date of this Agreement. For purposes of this Agreement, references to the “Debt Commitment Letter” shall include such documents as permitted to be amended, restated, modified, supplemented or replaced by this Section 6.17 and (z) references to “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented or replaced by this Section 6.17.

Section 6.18 Debt Financing Cooperation.

(a) Prior to the Effective Time, the Company shall, and shall cause each of its Subsidiaries and each of their respective Representatives to, use its respective reasonable best efforts (other than clause (iv) below which shall not be subject to the reasonable best efforts standard and clause (viii) below which shall be subject to commercially reasonable efforts) to provide Parent and Merger Sub with such necessary, proper, customary or advisable cooperation as is reasonably requested by Parent, at Parent’s sole cost and expense, in connection with the arrangement, syndication and consummation of the Debt Financing, including to the extent so requested using its respective reasonable best efforts to:

(i) furnish (on a confidential basis) Parent with (x) the Required Information (including updating, supplementing or correcting any Required Information to the extent such Person has knowledge that such Required Information contains any material omission of fact or material misstatement of fact regarding the Company and its Subsidiaries) and (y) such other customary financial information as reasonably requested by Parent to enable Parent to prepare customary pro forma financial statements; provided that in no event shall the Required Information be deemed to include or shall the Company otherwise be required to provide any information regarding any post-Closing or pro forma financial statements, post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing (including any synergies or cost savings), projections, ownership or an as-adjusted capitalization table;

(ii) assist in preparation for and participate (and direct appropriate senior officers with appropriate expertise to participate) in a reasonable number of lender meetings (including a reasonable and limited number of one-on-one meetings and calls that are requested in advance with or by the Debt Financing Sources) (which shall be virtual unless otherwise agreed to by the Company), presentations and sessions with rating agencies in connection with the Debt Financing at reasonable times and locations mutually agreed, and assist Parent in obtaining ratings in connection with the Debt Financing;

(iii) assist Parent with the preparation of customary materials for rating agency presentations, bank information memoranda and similar marketing documents required in connection with the Debt Financing (including customary bank authorization letters without a “knowledge qualifier”, provided the Company has had a reasonable period of time to first review and comment on such materials and the comments of the Company thereto have been incorporated);

(iv) provide all documentation and other information about the Company and the Company’s Subsidiaries as is reasonably required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act at least four (4) Business Days prior to the Closing, in each case to the extent requested by Parent of the Company in writing at least nine (9) Business Days in advance of the Closing;

(v) furnishing Parent, at least one (1) Business Day prior to the Closing, with (x) a customary payoff letter (including providing Parent with drafts thereof at least five (5) Business Days prior to the Closing) reasonably satisfactory to Parent with respect to Indebtedness incurred under the Credit Agreement, which shall provide (A) the total amount required to be paid to fully satisfy the applicable Indebtedness and other obligations owing thereunder (other than those obligations expressly permitted to survive thereunder) (the “Payoff Amounts”), (B) wire instructions for payment of such Payoff Amounts and (C) that upon receipt of the Payoff Amounts set forth in such payoff letter, all guarantees and Liens in connection with such Indebtedness shall be automatically and immediately released and terminated and that Parent or any of its Affiliates are authorized to file such documents and instruments as are necessary or desirable to evidence such release and (y) other customary documents and deliverables, in form and substance reasonably satisfactory to Parent, to release and terminate all guarantees and Liens in connection with such repaid Indebtedness (collectively, the deliverables in clauses (x) and (y), the “Payoff Deliverables”);

(vi) assist in the preparation and facilitate the execution and delivery (in the case of execution and delivery, solely to the extent any such execution would only be effective on or after the Effective Time) of any definitive financing documentation required in connection with the Debt Financing and the schedules and exhibits thereto, in each case, customarily required to be delivered under such definitive financing documentation, including credit agreements (or joinders thereto), pledge and security documents, and other definitive financing documents and deliverables (including any Investment Company Act diligence);

(vii) assist in the creation and perfection of security interests, pledges, mortgages and other liens, in each case only so long as such security interests, pledges, mortgages and other liens do not become effective prior to the Effective Time and with taking actions reasonably necessary to permit any Debt Financing Sources to reasonably evaluate the Company’s and its Subsidiaries’ material assets and cash management and accounting system for the purposes of establishing collateral arrangements;

(viii) (A) make, or cause to be made, all filings with the United States Patent and Trademark Office, United States Copyright Office, or equivalent Intellectual Property filing offices in other applicable jurisdictions that are reasonably necessary to evidence and record the release of applicable security interests against any Company Intellectual Property listed on the Registered IP List, and (B) keep Parent reasonably apprised of the progress of such corrective filings upon written request by Parent (email being sufficient); and

(ix) assist in the taking of customary corporate and other similar actions, subject to and contingent upon the occurrence of the Closing, reasonably necessary to permit the consummation of the Debt Financing on the Closing Date (provided that no such action shall be required by the Company Board and such actions will only be required by a director, manager or any equivalent officer or employee of the Company or any of its Subsidiaries who will continue in such position after the Closing).

(b) Nothing in this Section 6.18 will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise satisfactorily indemnified by or on behalf of Parent; (ii) enter into any definitive agreement that is effective prior to the Effective Time (other than customary bank authorization letters (or the equivalent thereof)); (iii) incur any liability or give any indemnities in connection with the Debt Financing that are effective prior to the Effective Time; (iv) take any action that would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create an unreasonable risk of damage or destruction of any property or assets of the Company and its Subsidiaries; (v) deliver or cause the delivery of any legal opinions or accountant comfort letters, (vi) prepare or deliver financial or (excluding information described in subclause (a)(iv) of this Section 6.18) other information not produced in the ordinary course of business or in a form not customarily prepared by the Company to the extent the preparation of which would be unduly burdensome, (vii) deliver any certificate or authorization letter that it reasonably believes in good faith contains any untrue certifications, (viii) provide in connection with the Debt Financing any information the disclosure of which is prohibited under Applicable Law or is legally privileged (provided that, if the Company withholds any such information on such basis, the Company shall provide notice to Parent reasonably detailing the basis by which the Company is withholding such information), (ix) be required to provide (A) any pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (B) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (C) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing, (D) separate subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, (E) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K, or (F) any solvency certificate or similar certification or representation that would be effective prior to Closing, or (x) be required to take any action that would conflict with, violate or result in a breach of or default under its organizational documents or any Material Contract, in each case, as in effect on the date hereof, to which the Company or any of its Subsidiaries is bound. In addition, notwithstanding anything to the contrary in this Section 6.18 (A) no action, liability or obligation of the Company and its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time, and none of the Company and its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Effective Time or that must be effective prior to the Effective Time (other than customary bank authorization letters (or the equivalent thereof)); (B) any bank information memoranda and high-yield offering prospectuses or memoranda required in relation to the Debt Financing will contain disclosure reflecting the Surviving Corporation or its Subsidiaries as the obligor; and (C) no officer, director, employee or Representative of the Company and its Subsidiaries shall be required to deliver any certificate or opinion or take any other action under this Section 6.18 that could result in personal liability to such Person or Representative.

(c) After any valid termination of this Agreement, promptly upon request (but in any event within 30 days thereafter) by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees of one outside counsel (not including the costs of in-house legal or accounting services)) incurred by the Company and its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.18; provided that the Company and its Subsidiaries (and not Parent) shall be responsible for (x) any amounts that would otherwise have been incurred in the absence of the Debt Financing and (y) any ordinary course amounts payable to existing employees of or consultants to the Company with respect to services provided prior to the Closing Date.

(d) The Company, its Subsidiaries and their respective Representatives will be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement or the provision of information utilized in connection therewith (other than information provided by the Company, its Subsidiaries and their respective Representatives); provided, that, notwithstanding the foregoing, in no event shall Parent be obligated to indemnify any such Persons to the extent such liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts resulted, as determined by a court of competent jurisdiction, from (i) the fraud, willful misconduct or gross negligence of such Person, or (ii) a material breach of this Section 6.18 by such Person or its Representatives.

(e) The Company hereby consents to the use of its logos solely in connection with the Debt Financing; provided that Parent and Merger Sub shall ensure that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company’s reputation or goodwill and will comply with the Company’s usage requirements to the extent made available to Parent and Merger Sub prior to the date of this Agreement.

(f) Notwithstanding anything in this Agreement to the contrary, each of Parent and Merger Sub understands and acknowledges and agrees that obtaining the Debt Financing or any alternative financing is not a condition to the obligations of the parties to consummate the Merger in accordance with the terms and provisions of this Agreement.

(g) Notwithstanding anything in this Agreement to the contrary, the Company will be deemed to be in compliance with Section 6.18 unless: (i) the Debt Financing has not been obtained as a result of the Company’s material breach of its obligations under this Section 6.18 to the extent such material breach is a proximate cause of the unavailability of the Debt Financing; (ii) Parent or Merger Sub provides written notice (the “Non-Cooperation Notice”) to the Company of any alleged material breach by the Company of its obligations under this Section 6.18; (iii) Parent or Merger Sub includes in such Non-Cooperation Notice reasonable detail regarding the cooperation required to cure such alleged material breach (which will not require the Company to provide any cooperation that it would not otherwise be required to provide under this Section 6.18); and (iv) the Company fails to take the actions specified in such Non-Cooperation Notice within five (5) Business Days from receipt of such Non-Cooperation Notice.

Section 6.19 Confidentiality. Parent and the Company hereby agree to continue to be bound by the Confidentiality Agreement dated as of May 13, 2024, as amended on November 26, 2024 and July 31, 2025, by and between Thoma Bravo, L.P. and the Company (the “NDA,” and together with the CTA, the “Confidentiality Agreement”) (it being acknowledged and agreed, for the avoidance of doubt, that Parent and Merger Sub are “Affiliates” of Thoma Bravo, L.P. for purposes of the NDA). All information provided by or on behalf of the Company or its Subsidiaries pursuant to this Agreement (including in connection with the Debt Financing) will be kept confidential in accordance with the NDA; provided, however, that Parent and Merger Sub will be permitted to disclose such information on a need-to-know basis to any Debt Financing Sources that may become parties to the definitive documents evidencing the Debt Financing (and, in each case, to their respective counsel and auditors) so long as each such Person (a) agrees for the benefit of the Company to be bound by substantially similar terms of the NDA as if a party thereto or (b) is subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a third-party beneficiary.

Section 6.20 Director Resignations. Prior to the Closing, the Company shall use its reasonable best efforts to deliver to Parent resignations executed by each director of the Company in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

Section 6.21 Listing Matters. Each of the Company and Parent agrees to cooperate with the other party in taking, or causing to be taken, all action necessary to delist the shares of Company Common Stock from Nasdaq and terminate the Company’s registration under the Exchange Act, provided that such delisting and termination shall not be effective until the Effective Time.

Section 6.22 Cooperation on Cash Funding. Parent and the Company shall cooperate in good faith and use commercially reasonable efforts to make available at Closing on a tax-efficient basis any cash held by the Company or its Subsidiaries to the extent Parent determines that such cash is desirable or necessary to fund the Aggregate Merger Consideration; provided that in no event shall this Section 6.22 require the Company or its Subsidiaries to (a) incur any Tax or other expense prior to the Closing in connection with such cooperation, or (b) violate any Applicable Law or any legally required minimum cash balance or capital surplus requirements applicable to such Subsidiaries.

Section 6.23 Convertible Notes; Capped Calls.

(a) On and prior to the Effective Time, and within the time periods required by the terms of the Convertible Notes Indenture, the Company shall deliver any notices (including with respect to holders’ rights to require repurchase or conversion of the Convertible Notes), certificates, supplemental indentures and other documents relating to the Convertible Notes that might be required under the Convertible Notes or the Convertible Notes Indenture, including as a result of the Transactions, and take all other actions as may be required under the terms of the Convertible Notes, the Convertible Notes Indenture or under applicable Law. The Company shall provide copies of any such notice, certificate, supplemental indenture and other document to Parent prior to delivery thereof to the trustee and holders of the Convertible Notes, which notices, certificates, supplemental indentures and other documents shall be subject to the prior approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed).

(b) Prior to the Effective Time, the Company shall use commercially reasonable efforts to cooperate with, and assist Parent in, terminating the Capped Calls at or as promptly as reasonably practicable following the Effective Time. Prior to the Effective Time, the Company shall, and shall cause its Representatives to, cooperate with and assist Parent in connection with discussions, negotiations or agreements with the Capped Call Dealers with respect to any determination, adjustment, cancellation, termination, exercise, settlement or computation in connection with the Capped Calls; provided, that, the Company shall not be required to enter into any agreement the effectiveness of which is not conditioned upon the occurrence of the Effective Time. The Company shall also, as promptly as reasonably practicable, provide Parent and its counsel with copies of any notices or other written communications received from the Capped Call Dealers to, and in respect of, the Capped Calls, and shall give Parent reasonable opportunity to review and comment on any written response to any such notice or other written communication, and shall give good faith consideration to any such comments timely provided by Parent. If reasonably requested by Parent, the Company, at Parent’s sole cost and expense, shall use its commercially reasonable efforts to engage a hedging advisor in connection with the actions set forth in the immediately preceding sentence. Prior to the Effective Time, the Company shall not (i) enter into any binding agreements in respect of the Capped Calls, (ii) agree to any amendments, modifications or other changes to the terms of the Capped Calls, or (iii) exercise any right it may have to terminate, or to trigger an early settlement of, any of the Capped Calls (other than, for the avoidance of doubt, in connection with an early conversion of any Convertible Notes), in each case, without the prior written consent of Parent.

Section 6.24 FIRPTA Certificate. Prior to the Closing, the Company shall duly execute and deliver to Parent a certificate in the form and substance required under Treasury Regulations Section 1.1445-2(c) and 1.897-2(h) together with a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, in each case, in form and substance reasonably acceptable to Parent; provided, that, the failure to deliver such certificate pursuant to this Section 6.24 shall only entitle Parent to withhold (or cause to be withheld) Taxes as required by applicable Law.

Section 6.25 102 Tax Ruling. The Company, through its legal and accounting representatives in cooperation with Parent, through its legal and accounting representatives, will approach within 14 Business Days of the date hereof the ITA, in full coordination with Parent and Parent’s Israeli legal counsel and Tax advisors, with an application for a ruling (the “Israeli Tax Ruling”) in a form acceptable to Parent in relation to the Israeli Tax treatment of Company Common Stock which are subject to Section 102 of the Ordinance and Company Equity Awards which are subject to Section 102 and Section 3(i) of the Ordinance to confirm, inter alia, that (A) the payment of any Merger Consideration for such securities that remain subject to the statutory trust period under Section 102 of the Ordinance will not constitute a violation of the requirements of Section 102 of the Ordinance; (B) the payment of any Merger Consideration for such unvested securities will be subject to Tax according to a specific formula based on the value of Parent at the Closing and at each future vesting date; and (C) Parent and any Person acting on its behalf, including the Payment Agent, will be exempt from withholding Tax in relation to any payments or consideration transferred to the 102 Trustee in relation to such securities, and which ruling shall include such additional terms as are customary to be included in such rulings. The Company will use commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to obtain the Israeli Tax Ruling as promptly as practicable. Parent shall use its commercially reasonable efforts to comply and cooperate with the requirements of the Israeli Tax Ruling, including any valuation requirements. If the Israeli Tax Ruling is not granted prior to the Closing, the Company shall seek to receive prior to the Closing, an interim ruling confirming, among others, that Parent and any Person acting on its behalf (including the Payment Agent), shall be exempt from Israeli Tax withholding in relation to any consideration delivered to the 102 Trustee in respect of Company Common Stock which are subject to Section 102 of the Ordinance and Company Equity Awards which are subject to Section 102 and Section 3(i) of the Ordinance, which ruling may include such additional terms as are customary to be included in such rulings (the “Interim Tax Ruling”). To the extent the Interim Tax Ruling is obtained, all references herein to the Israeli Tax Ruling shall be deemed to refer to such Interim Tax Ruling, until such time that a final definitive Israeli Tax Ruling is obtained. For the avoidance of doubt, the Company and its legal and accounting representatives shall not make any application to the ITA with respect to any matter relating to the Interim Tax Ruling or the Israeli Tax Ruling, without granting Parent’s Israel legal counsel the opportunity to review, comment on and approve the draft application in advance (which approval shall not be unreasonably withheld, delayed or conditioned), and the Company and its legal and accounting representatives will inform Parent’s Israeli legal counsel in advance of the content of, and enable Parent’s Israel legal counsel to participate in, all material discussions and meetings with the ITA relating thereto. To the extent that Parent’s Israeli legal counsel elects not to participate in any such meeting or discussion, the Company or its legal and accounting representatives shall provide Parent’s Israeli legal counsel with an update of the discussions or meetings held with the ITA. The text of the applications for, filing relating to, and the final text of the Interim Tax Ruling and the Israeli Tax Ruling, shall be subject to the prior written confirmation of Parent or its Israel legal counsel, not to be unreasonably withheld, conditioned or delayed.

Section 6.26 Registered Intellectual Property. From and after the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Section 8.01, upon the written request of Parent (email being sufficient), the Company will, and will cause each of its Subsidiaries to, use its commercially reasonable efforts to (i) make, or cause to be made, all filings with the United States Patent and Trademark Office, United States Copyright Office, or equivalent Intellectual Property filing offices in other applicable jurisdictions that are reasonably necessary to correct any errors in the ownership or registration information of any Company Intellectual Property listed on the Registered IP List, and (ii) keep Parent reasonably apprised of the progress of such corrective filings upon written request by Parent (email being sufficient); provided, however, that Parent and Merger Sub acknowledge and agree that the inability or failure to correct any error in the ownership or registration information of any Company Intellectual Property listed on the Registered IP List will not in and of itself be a breach of this Section 6.26 or be deemed a failure of the condition in Section 7.02(b).

Section 6.27 Support Agreements. From and after the date hereof until such time as the Proxy Statement is filed with the SEC, the Company shall use its commercially reasonable efforts to request that each member of the Company Board (that is not a Supporting Stockholder as of the date hereof) execute and deliver a countersigned copy of the Support Agreement, substantially in the form set forth as Exhibit C, to Parent; provided, however, that Parent and Merger Sub acknowledge and agree that the inability or failure of any member of the Company Board to execute and deliver a Support Agreement will not in and of itself be a breach of this Section 6.27 or be deemed a failure of the condition in Section 7.02(b).

ARTICLE 7

CONDITIONS TO THE MERGER

Section 7.01 Conditions to the Obligations of Each Party. The obligation of each party hereto to consummate the Merger is subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of, at or prior to Closing, of the following conditions:

(a) the Stockholder Approval shall have been obtained;

(b) no Governmental Authority having jurisdiction over any party hereto shall have issued any Order or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Applicable Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited; and

(c) the applicable waiting period (and any extension thereof, subject to Section 6.12) applicable to the Merger under the HSR Act shall have expired or been terminated, and all consents required under any other Antitrust Law or FDI Law of the jurisdictions set forth on Section 7.01(c) of the Company Disclosure Schedule shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated.

Section 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Merger is subject to the satisfaction, or waiver by Parent, at or prior to Closing, of the following conditions:

(a)

(i) the representations and warranties of the Company set forth in the first sentence of Section 4.01, and the representations and warranties of the Company set forth in Section 4.02, Section 4.05(b), Section 4.05(d), Section 4.24 and Section 4.26 (x) to the extent qualified or limited by “materiality,” “Company Material Adverse Effect” or words of similar import, shall be true and correct in all respects on the Closing Date as if made on the Closing Date or (y) to the extent not so qualified, shall be true and correct in all material respects on the Closing Date as if made on the Closing Date, in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects or all respects, as applicable, only as of such earlier date;

(ii) the representations and warranties set forth in Section 4.05(a) and Section 4.05(c) shall be true and correct in all respects on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), except where the failure to be so true and correct in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their respective Affiliates, individually or in the aggregate, of more than $5,000,000; and

(iii) the other representations and warranties of the Company set forth in Article 4 of this Agreement shall be true and correct on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” or words of similar import) would not, individually or in the aggregate, have a Company Material Adverse Effect;

(b) the Company shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing;

(c) Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company certifying that the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(d) have been satisfied; and

(d) since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

Section 7.03 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction, or waiver by the Company, at or prior to Closing, of the following conditions:

(a) the representations and warranties of Parent and Merger Sub set forth in Article 5 of this Agreement shall be true and correct on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” or words of similar import) would not, individually or in the aggregate, prevent, materially delay or materially impair Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement;

(b) Parent and Merger Sub shall each have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing; and

(c) the Company shall have received at the Closing a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent certifying that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

ARTICLE 8

TERMINATION

Section 8.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing:

(a) by mutual written agreement of the Company and Parent (notwithstanding any approval of this Agreement by the stockholders of the Company);

(b) by either Parent or the Company, upon written notice to the other party, if the Closing Date has not occurred on or before August 24, 2026 (the “End Date”) (notwithstanding any approval of this Agreement by the stockholders of the Company); provided, however, that, if all conditions specified in Article 7 have been satisfied or waived as of the initial End Date (other than those conditions which by their nature can only be satisfied at the Closing, each of which is capable of being satisfied at the Closing), other than the condition(s) set forth in Section 7.01(b) (solely in the event the Order or Applicable Law relates to the HSR Act, any FDI Law or any other Antitrust Law of the jurisdictions set forth on Section 7.01(c) of the Company Disclosure Schedule) and/or Section 7.01(c), then the End Date shall be automatically extended for three (3)-months (such date as so extended will constitute the End Date); provided, further, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose material breach of any provision of this Agreement has been the proximate cause of, or has proximately resulted in, the failure of the Merger to be consummated by the End Date;

(c) by either Parent or the Company, upon written notice to the other party, if any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable permanent Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such permanent prohibition shall have become final and non-appealable (notwithstanding any approval of this Agreement by the stockholders of the Company); provided, however, that the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such Order lifted if and to the extent required by Section 6.12; and provided further that the right to terminate this Agreement under this Section 8.01(c) shall not be available to any party whose material breach of any provision of this Agreement has been the proximate cause of, or has proximately resulted in, the issuance or continuing existence of any such permanent Order or other action;

(d) by either Parent or the Company, upon written notice to the other party, if the Stockholder Approval has not been obtained by reason of the failure to obtain the required vote upon a final vote taken at the Stockholder Meeting (or any adjournment or postponement thereof); provided, that the right to terminate this Agreement under this Section 8.01(d) shall not be available to any party whose material breach of any provision of this Agreement has been the proximate cause of, or has proximately resulted in, the failure to obtain the Stockholder Approval;

(e) by Parent, upon written notice to the Company, in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained herein that (i) would result in any condition set forth in Section 7.02 not being satisfied and (ii) has not been cured prior to the earlier of the End Date or the thirtieth (30th) day following Parent’s delivery of written notice describing such breach to the Company; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.01(e) if either Parent or Merger Sub is in breach of its obligations under this Agreement such that the Company would be entitled to terminate this Agreement pursuant to Section 8.01(f);

(f) by the Company, upon written notice to Parent, in the event of a breach by Parent or Merger Sub of any representation, warranty, covenant or other agreement contained herein that (i) would result in any condition set forth in Section 7.03 not being satisfied and (ii) has not been cured prior to the earlier of the End Date or the (30th) day following the Company’s delivery of written notice describing such breach to Parent; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.01(f) if the Company is in breach of its obligations under this Agreement such that Parent would be entitled to terminate this Agreement pursuant to Section 8.01(e);

(g) by Parent, upon written notice to the Company, at any time prior to receipt of the Stockholder Approval, if the Company Board or any committee thereof shall have effected an Adverse Recommendation Change (it being understood and agreed that any written notice of the Company’s intention to make an Adverse Recommendation Change in accordance with Section 6.03(b) shall not result in Parent having any termination rights pursuant to this Section 8.01(g));

(h) by the Company, upon written notice to Parent, at any time prior to receipt of the Stockholder Approval, in order for the Company to enter into a definitive agreement with respect to a Superior Proposal; provided, however, that the Company shall prior to or substantially concurrently with, and as a condition to, such termination, pay the Company Termination Fee to Parent pursuant to Section 9.04(b); provided, further, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.01(h) unless the Company has complied in all material respects with Section 6.02 and Section 6.03 with respect to the applicable Superior Proposal; or

(i) by the Company if (A) all of the conditions set forth in Section 7.01 or Section 7.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), (B) Parent and Merger Sub have failed to consummate the Merger at the Closing at the time required pursuant to Section 2.01, (C) the Company has irrevocably notified Parent in writing that (x) the Company is ready, willing and able to consummate the Merger and (y) all conditions set forth in Section 7.03 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that it is irrevocably waiving any unsatisfied conditions set forth in Section 7.03, and (D) Parent or Merger Sub fail to consummate the Merger within three (3) Business Days after receipt of the notice contemplated by clause (C).

The party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give written notice of such termination to each other party hereto and specify the applicable provision or provisions pursuant to which such termination is being effected.

Section 8.02 Effect of Termination. If this Agreement is terminated pursuant to Section 8.01, this Agreement shall become void and of no effect without liability of any party (or any Representative of such party) to each other party hereto; provided, however, that the provisions of (a) the last sentence of Section 6.05, (b) the last sentence of Section 6.12(b), (c) Section 6.18(c), (d) Section 6.18(d), (e) Section 6.19, (f) this Section 8.02 and (g) Article 9 (other than the right to seek specific performance to cause the Closing to occur in accordance with Section 9.09) shall survive any termination hereof pursuant to Section 8.01. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, none of Parent, Merger Sub or the Company shall be relieved or released from any liabilities or damages (which the parties hereto acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include, to the extent proven, a premium or other benefit of the bargain lost by such party or such party’s equity holders (taking into consideration relevant matters, including the Aggregate Merger Consideration)) arising out of its Willful and Material Breach of any provision of this Agreement or any other agreement delivered in connection herewith, subject, with respect to any such liabilities of the Company, to Section 9.04(i) and, with respect to any such liabilities of Parent and Merger Sub, to Section 9.04(j), or from Fraud. For the avoidance of doubt, (i) the failure of Parent or Merger Sub to consummate the Merger on the date required by Section 2.01 after the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing and which are capable of being satisfied on the Closing Date, assuming for purposes hereof that the date of termination is the Closing Date) have been satisfied or waived shall constitute a Willful and Material Breach by Parent and Merger Sub, and Parent shall be liable to the Company for such breach as provided herein notwithstanding any termination of this Agreement, but subject in all cases to the limitations on liability set forth in Section 9.04(j), and (ii) the Confidentiality Agreement and the Equity Financing Letter shall each survive the termination of this Agreement and shall remain in full force and effect in accordance with their respective terms.

ARTICLE 9

MISCELLANEOUS

Section 9.01 Notices. Any notices, request, claims, demands or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered, or sent if delivered in person or sent by facsimile transmission (provided that confirmation of facsimile transmission is obtained), (ii) on the fifth (5th) Business Day after dispatch by registered or certified mail, (iii) on the next Business Day if transmitted by national overnight courier or (iv) on the date delivered if sent by e-mail (provided that no transmission error is received), in each case as follows:

if to Parent or Merger Sub, to:

Calabrio, Inc.

241 North 5th Avenue, Suite 1000

Minneapolis, MN 55041

Attention:	Joshua Geller
Email:	[****]

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

333 West Wolf Point Plaza

Chicago, Illinois 60654

Attention:	Corey D. Fox, P.C.
Bradley C. Reed, P.C.
Peter Stach, P.C.
Andrew Struckmeyer
Email:	cfox@kirkland.com
bradley.reed@kirkland.com
peter.stach@kirkland.com
andrew.struckmeyer@kirkland.com

if to the Company, to:

Verint Systems Inc.

225 Broadhollow Road

Melville, NY 11747

Attention:	Senior Vice President, General Counsel & Corporate Secretary
Email:	[****]

with a copy to (which shall not constitute notice):

Jones Day

250 Vesey Street

New York, New York 10281-1047

Attention:	Randi C. Lesnick
Braden K. McCurrach
William T. Sinchuk
Email:	rclesnick@jonesday.com
bmccurrach@jonesday.com
wsinchuk@jonesday.com

Section 9.02 No Survival of Representations and Warranties. None of the representations, warranties or covenants in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time, except that this Section 9.02 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

Section 9.03 Amendments and Waivers.

(a) Subject to compliance with Applicable Law and Nasdaq’s rules and regulations, any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that without the further approval of the Company’s stockholders, no such amendment or waiver shall be made or given after the Stockholder Approval that requires the approval of the stockholders of the Company under the DGCL unless the required further approval is obtained.

(b) At any time prior to the Effective Time, Parent, Merger Sub or the Company may (i) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, (ii) waive any inaccuracies in the representations and warranties by the other party or parties contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of Applicable Law, waive compliance by the other party or parties with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise expressly provided in this Agreement, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 9.04 Fees and Expenses.

(a) Except as otherwise expressly provided in this Agreement, all costs and expenses (including any transfer, stamp and documentary Taxes or fees, if any) incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs or expenses.

(b) If this Agreement is terminated by the Company pursuant to Section 8.01(h), prior to or concurrently with such termination, the Company shall pay (or cause to be paid to) Parent the Company Termination Fee.

(c) If this Agreement is terminated by Parent pursuant to Section 8.01(g), then the Company shall promptly, but in no event later than two (2) Business Days after termination of this Agreement, pay to (or cause to be paid to) Parent the Company Termination Fee.

(d) If this Agreement is terminated (i) by Parent or the Company pursuant to Section 8.01(b) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the provisos in Section 8.01(b)), or by Parent pursuant to Section 8.01(e); (ii) at any time on or after the date of this Agreement and prior to such termination a bona fide Acquisition Proposal shall have been publicly made or otherwise become publicly known and not publicly withdrawn prior to such termination, and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement in respect of an Acquisition Proposal, which Acquisition Proposal is subsequently consummated, then, the Company shall pay (or cause to be paid to) Parent the Company Termination Fee concurrently with the consummation of such Acquisition Proposal; provided, however, that, for purposes of this Section 9.04(d), all references to “20% or more” or “less than 80%” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%” or “less than 50%,” respectively.

(e) If this Agreement is terminated by (i) the Company pursuant to Section 8.01(f) or Section 8.01(i) or (ii) Parent pursuant to Section 8.01(b) and at such time the Company had the right to terminate this Agreement pursuant to Section 8.01(f) or Section 8.01(i), then Parent shall promptly, but in no event later than two (2) Business Days after termination of this Agreement, pay to (or cause to be paid to) the Company the Parent Termination Fee.

(f) For the avoidance of doubt, any payment made by the Company or Parent under this Section 9.04 shall be payable only once with respect to this Section 9.04 and not in duplication even though such payment may be payable under one or more provisions hereof.

(g) (i) The parties hereto acknowledge that the agreements contained in this Section 9.04 are an integral part of the transactions contemplated by this Agreement and that without such provisions the parties hereto would not have entered into this Agreement, and (ii) the damages resulting from the termination of this Agreement under circumstances where the Company Termination Fee or Parent Termination Fee, as applicable, is payable are uncertain and incapable of accurate calculation. Therefore, the Company Termination Fee or the Parent Termination Fee, as applicable, if, as and when required to be paid pursuant to this Section 9.04 will not constitute a penalty but rather liquidated damages in a reasonable amount that will compensate the party hereto receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger.

(h) If the Company fails to pay the Company Termination Fee or any portion thereof or Parent fails to pay the Parent Termination Fee or any portion thereof, in each case, when due and payable pursuant to this Section 9.04 and Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit which results in an Order against the Company for the Company Termination Fee or any portion thereof or in an Order against Parent for the Parent Termination Fee or any portion thereof, the Company shall pay Parent and Merger Sub or Parent shall pay the Company, as the case may be, their reasonable and documented out-of-pocket costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Company Termination Fee or the Parent Termination Fee, as the case may be (or, in each case, any portion thereof that has not been paid timely in accordance with this Agreement), and on the amount of such costs and expenses, in each case, from and including the date payment of such amount was due through the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. Any amounts payable pursuant to this Section 9.04 shall be paid to Parent or the Company, as the case may be, by wire transfer of immediately available funds. Parent shall promptly provide the Company and the Company shall provide Parent, in each case, upon request therefor the wire transfer information required to make any payments pursuant to this Section 9.04(h).

(i) Notwithstanding anything in this Agreement to the contrary, Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to Section 9.04(b), Section 9.04(c) or Section 9.04(d), together with any payments pursuant to Section 9.04(h), shall be the sole and exclusive remedy of any of Parent, Merger Sub or any of their respective Affiliates or representatives against the Company and any of its former, current or future officers, directors, partners, stockholders, equity award holders, managers, members or Affiliates (collectively, the “Company Related Parties”) for any loss suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach hereunder or otherwise (whether such breach was a Willful and Material Breach or otherwise), and upon payment of the Company Termination Fee and any amounts owed pursuant to Section 9.04(h), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, the Debt Commitment Letter or the transactions contemplated hereby or thereby.

(j) Notwithstanding anything in this Agreement to the contrary, (i) the Company’s right to receive payment from Parent of the Parent Termination Fee pursuant to Section 9.04(e), together with any payments pursuant to Section 9.04(h), as applicable, and any payments pursuant to Section 6.18(c) and Section 6.18(d), in each case shall be the sole and exclusive remedy of the Company or any of its Affiliates or representatives against Parent, Merger Sub and any of their respective former, current or future officers, directors, partners, stockholders, equity holders, managers, members, Affiliates and Debt Financing Sources (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach hereunder or otherwise (whether such breach was a Willful and Material Breach or otherwise), and upon payment of the Parent Termination Fee pursuant to Section 9.04(e), together with any amounts owed pursuant to Section 9.04(h), as applicable and any payments pursuant to Section 6.18(c) and Section 6.18(d), none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions and (ii) if the Company (or its designee) received any payments from Parent in respect of any breach of this Agreement, and thereafter the Company (or its designee) is entitled to receive the Parent Termination Fee under this Section 9.04, the amount of such Parent Termination Fee shall be reduced by the aggregate amount of any payments made by Parent to the Company (or its designee) in respect of any such breaches of this Agreement. Notwithstanding the foregoing or anything in this Agreement to the contrary, the maximum liability of the Parent Related Parties in connection with or arising out of any termination or breach (including in connection with a Willful and Material Breach) of this Agreement shall not exceed a dollar amount equal to the Parent Termination Fee plus the amount of any payments pursuant to Section 9.04(h), plus any payments pursuant to Section 6.18(c) and Section 6.18(d). Notwithstanding anything herein to the contrary and for the avoidance of doubt, but subject to the immediately preceding sentence, (A) nothing in this Section 9.04(j) shall limit in any way the Company’s right to an injunction, specific performance or other equitable remedy in accordance with Section 9.09 (provided, however, it being understood that in no event shall the Company be entitled to obtain both (x) a grant of specific performance pursuant to Section 9.09 that results in the Closing occurring and (y) payment of monetary damages or of all or any portion of the Parent Termination Fee) and (B) nothing in this Section 9.04(j) shall limit the remedies of the parties under the Confidentiality Agreement or the Equity Financing Letter.

Section 9.05 Assignment; Benefit. Neither this Agreement nor any interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for (a) the provisions of Article 2 (which, from and after the Effective Time, shall be for the express benefit of, and enforceable by, each holder of the Company Common Stock, Company Preferred Stock or

Company Equity Awards as of the Effective Time) concerning payment of the Aggregate Merger Consideration, (if the Effective Time occurs) the rights of the Indemnified Parties set forth in Section 6.11, and Section 8.02, (b) the Persons entitled to indemnification in Section 6.18(d), (c) the provisions of Section 9.04(i), which shall be enforceable by the Company Related Parties, (d) the provisions of Section 9.04(j) and Section 9.16, which shall be enforceable by the Parent Related Parties and (e) the provisions of Section 9.17 which shall be enforceable by the Debt Financing Sources. Notwithstanding anything contained in this Agreement to the contrary, Parent or Merger Sub may assign this Agreement to any Subsidiary of Parent or Merger Sub or to any Debt Financing Source (including, for the avoidance of doubt, any permitted successor or assign thereof) to Parent or any Subsidiary or Affiliate thereof as security for obligations to such Debt Financing Source in respect of the financing arrangements entered into in connection with the transactions contemplated hereby and any refinancings, extensions, refundings or renewals thereof; provided that no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder and no such assignment is reasonably expected to prevent, materially delay or materially impede the consummation of the Transactions.

Section 9.06 Governing Law. This Agreement and all disputes, claims, causes of action or controversies based on, arising out of or relating to this Agreement (including the negotiations thereof) or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State or any other jurisdiction.

Section 9.07 Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement shall be brought in the Delaware Court of Chancery, New Castle County, or if (and only if) that court does not have subject matter jurisdiction over a particular matter, then in the United States District Court for the District of Delaware, or if (and only if) such court lacks subject matter jurisdiction over a particular matter, then in the Superior Court of Delaware, New Castle County, or if (and only if) such court lacks subject matter jurisdiction, a Delaware State Court of competent jurisdiction sitting in New Castle County (the “Delaware Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts in respect of any legal or equitable Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by such courts. Each party hereto agrees that notice or the service of process in any Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be properly served or delivered if delivered in the manner contemplated by Section 9.01 or in any other manner permitted by law and that nothing contained herein shall be deemed to affect the right of any party hereto to proceed against any other partes hereto in any other jurisdiction to enforce judgments obtained in any Transaction Litigation brought pursuant to Section 6.13.

Section 9.08 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING BETWEEN OR AMONG THE PARTIES HERETO (OR THE DEBT FINANCING SOURCES, THEIR AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES) ARISING OUT OF OR RELATED TO THE NEGOTIATION OF THIS AGREEMENT, THE PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (AND WITH RESPECT TO THE DEBT FINANCING SOURCES, THEIR AFFILIATES AND THEIR RESPECTIVE REPRESENTATIVES).

Section 9.09 Specific Performance.

(a) The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed (including any party hereto failing to take such actions as are required of it hereunder in order to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or were otherwise breached. It is accordingly agreed that (i) the parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches or threatened or anticipated breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts described in Section 9.06 (including the right of a party hereto to cause the other party hereto to consummate the Merger), without proof of damages or otherwise, prior to the termination of this Agreement in accordance with Section 8.01, this being in addition to any other remedy at law or in equity, and (ii) the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the parties hereto agrees that it waives the defense of adequacy of a remedy at law and will not oppose the granting of an injunction or injunctions, specific performance or other equitable relief on the basis that (x) the other parties have an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity; provided that under no circumstances will the Company, directly or indirectly, be entitled to receive both a grant of injunction, specific performance or other equitable remedy to consummate the Closing, on the one hand, and payment of the Parent Termination Fee (together with any related costs, expenses and interest payable pursuant to Section 9.04(h)), on the other hand. The parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.09 shall not be required to provide any bond or other security in connection with any such order or injunction and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or other security. Notwithstanding the foregoing, the parties hereto hereby further acknowledge and agree that prior to the Closing, the Company will be entitled to an injunction, specific enforcement and other equitable relief requiring Parent or Merger Sub to consummate the Merger on the terms and conditions in this Agreement if, and only if, (A) all conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) have been satisfied or waived, (B) the Debt Financing has been funded or will be funded at the Closing, (C) the Company has irrevocably confirmed in a written notice to Parent that (1) all conditions set forth in Section 7.03 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that it has irrevocably waived any unsatisfied conditions set forth in Section 7.03 and (2) it is ready, willing and able to close the Merger if the Debt Financing is funded at the Closing, and (D) Parent and Merger Sub fail to complete the Closing in accordance with the terms of this Agreement within three (3) Business Days of receiving the notice contemplated by clause (C) of this sentence. For the avoidance of doubt, in no event shall the Company be entitled to a remedy of specific performance or other equitable remedies against any Debt Financing Source.

(b) Notwithstanding anything herein to the contrary and for the avoidance of doubt, nothing in this Section 9.09 nor Section 9.04 shall limit in any way the remedies of the parties under the Confidentiality Agreement or the Company’s third-party beneficiary rights under the Equity Financing Letter.

Section 9.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as either the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.10 with respect thereto. Upon such a determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto agree to negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner, in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent permitted by Applicable Law.

Section 9.11 Parent Guarantee. Parent shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement, the Merger, and the other transactions contemplated by this Agreement. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and due, prompt and full payment by Merger Sub and discharge by and compliance with each of the covenants, obligations and undertakings required to be performed by Merger Sub under this Agreement and the transactions contemplated by this Agreement, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Merger Sub shall also be deemed to be a breach or default of Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach, noncompliance or nonperformance directly against either or both of Parent and Merger Sub in the first instance. As applicable, references in this Section 9.11 to “Merger Sub” shall also include the Surviving Corporation following the Effective Time.

Section 9.12 Entire Agreement; No Reliance; Access to Information.

(a) This Agreement, the Confidentiality Agreement, the exhibits and schedules to this Agreement, the Company Disclosure Schedule and the Support Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

(b) Parent and Merger Sub agree that, except for the representations and warranties contained in Article 4 of this Agreement or the certificate delivered pursuant to Section 7.02(c), neither the Company nor any other Person on behalf of the Company makes any other representations or warranties and hereby expressly disclaims any such other representations or warranties made by itself or any other Person, with respect to the execution and delivery of this Agreement or the transactions contemplated by this Agreement, notwithstanding the delivery or disclosure to any other party or any other party’s Representatives of any document or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by the parties to this Agreement or disclosure to Parent or Merger Sub or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Subsidiaries, each of Parent and Merger Sub agrees that neither the Company, its Subsidiaries nor any other Person on behalf of the Company or any of its Subsidiaries makes or has made any representation or warranty with respect to (i) any projections, forecasts, estimates, plans or budgets or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to it, or (ii) any other information, statements or documents heretofore or hereafter delivered to or made available to it, including the information in the electronic data room of the Company, with respect to the Company or any of its Subsidiaries or the business, operations or affairs of the Company or any of its Subsidiaries, except to the extent and as expressly covered by a representation and warranty made in Article 4 of this Agreement.

(c) Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and received answers from officers of the Company and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company contained in Article 4 of this Agreement. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and, for the avoidance of doubt, that Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

(d) The Company agrees that, except for the representations and warranties contained in Article 5 of this Agreement, neither Parent nor Merger Sub makes any other representations or warranties and each of Parent and Merger Sub hereby disclaim any other representations or warranties made by themselves or any of their respective Representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated by this Agreement, notwithstanding the delivery or disclosure to any other party or any other party’s Representatives of any document or other information with respect to any one or more of the foregoing.

Section 9.13 Rules of Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

Section 9.14 Company Disclosure Schedule. The Company Disclosure Schedule is hereby incorporated and made a part hereof and is an integral part of this Agreement. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each other Section of the Company Disclosure Schedule to which such information reasonably relates on its face or to which there is an explicit cross-reference to such information, item or matter, in each case, as though fully set forth in such other Section. Certain items and matters may be listed in the Company Disclosure Schedule for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Company Disclosure Schedule be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in this Agreement and, except as otherwise expressly set forth in any Section or subsection of the Company Disclosure Schedule, in no event will the listing or disclosure of any information or document in any such Section or subsection of the Company Disclosure Schedule, or in the documents referred to or incorporated by reference in any Section or subsection of the Company Disclosure Schedule, constitute or be deemed to imply any representation, warranty, undertaking, covenant or other obligation of the Company or its Subsidiaries not expressly set out in this Agreement. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty (a) shall not be deemed an admission that such item represents a material exception or material event, circumstance, change, effect, development or condition or that such item would have a Company Material Adverse Effect and any references to dollar amounts, will not be deemed to be an acknowledgement or representation or warranty that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise, (b) shall not be construed as an admission or indication by the Company of any non-compliance with, or breach or violation of, any third party rights (including any Intellectual Property), any Contract or agreement or any Applicable Law or Order of any Governmental Authority, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under this Agreement and (c) shall not represent a determination that the transactions contemplated by this Agreement require the consent of any third party. Any description of any agreement, document, instrument, plan, arrangement or other item set forth on any Section or Subsection of the Disclosure Schedules is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item.

Section 9.15 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

Section 9.16 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or the other transactions documents contemplated hereby (the “Transaction Documents”), the parties agree and acknowledge that this Agreement and the Transaction Documents may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement or the Transaction Documents, or the negotiation, execution or performance of this Agreement or the Transactions or any breach (whether willful, intentional, unintentional or otherwise) of any representation, warranty, covenant or agreement or otherwise in respect of this Agreement or the Transaction Documents or any oral representation made or alleged to be made in connection herewith or therewith may only be made against the entities that are expressly named as parties hereto or thereto (or their permitted assigns), as applicable, and (other than to the extent a party hereto) no Parent Related Parties (other than Thoma Bravo, L.P. under the Confidentiality Agreement or the Equity Investor under the Equity Financing Letter) or Company Related Parties shall have any liability for any obligations or liabilities to the parties to this Agreement or the Transaction Documents or for any claim (whether in tort, contract or otherwise, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law, including under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or other Environmental Laws), based on, arising out of or relating to this Agreement or the Transaction Documents, or the negotiation, execution or performance of this Agreement or the Transaction Documents or the transactions contemplated hereby and thereby or any breach (whether willful, intentional, unintentional or otherwise) of any representation, warranty, covenant or agreement or otherwise in respect of this Agreement or the Transaction Documents or any oral representation made or alleged to be made in connection herewith. To the maximum extent permitted by Applicable Law, each party hereby waives and releases all such claims, obligations, liabilities, causes of action or proceedings against any Parent Related Parties (other than those Parent Related Parties that are parties hereto) and Company Related Parties, as applicable. Without limiting the foregoing, no claim will be brought or maintained by any party hereto or any party to any of the Transaction Documents or any of their respective Affiliates or any of their respective successors or permitted assigns against, and no Person shall seek to recover monetary damages from, any of the Parent Related Parties or Company Related Parties, and no recourse will be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements of any party hereto set forth or contained in this Agreement or the Transaction Documents, except to the extent such Person is a party to such agreement. Notwithstanding anything to the contrary, nothing in this Section 9.16 shall prohibit the Company from pursuing any available remedy (a) against Thoma Bravo, L.P. or any such applicable controlled Affiliate of Thoma Bravo, L.P. in respect of any breach or violation of the Confidentiality Agreement (solely with respect to Thoma Bravo, L.P.), (b) under those Contracts listed on Section 9.16 of the Company Disclosure Schedule (solely with respect to such applicable controlled Affiliate of Thoma Bravo, L.P.), or (c) under the Equity Financing Letter (including, for the avoidance of doubt, exercising its third-party beneficiary rights therein in accordance with the terms and conditions thereof).

Section 9.17 Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its equityholder, controlled Affiliates and its Subsidiaries, hereby (a) agree that any suit, action, audits, investigations, examinations, inquiries or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such suit, action, audits, investigations, examinations, inquiries or proceeding to the exclusive jurisdiction of such court, (b) agree that any such suit, action, audits, investigations, examinations, inquiries or proceeding shall be governed by, construed and enforced in accordance with the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), (c) agree, subject to clause (h) below, not to bring or support any suits, claims, charges, actions, audits, investigations, examinations or inquiries of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agree that service of process upon the Company, its Subsidiaries and their respective Affiliates in any such suit, action or proceeding shall be effective if notice is given by mail or courier in accordance with Section 9.01, (e) irrevocably waive, to the fullest extent that they may effectively do so, the defense of an inconvenient forum to the maintenance of such suit, action, audits, investigations, examinations, inquiries or proceeding in any such court, (f) knowingly, intentionally and voluntarily waive to the fullest extent permitted by Applicable Law trial by jury in any suit, action, audits, investigations, examinations, inquiries or proceeding brought against any Debt Financing Source in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agree that none of the Debt Financing Sources will have any liability to the Company, its Subsidiaries or their respective equityholders, controlled Affiliates or representative relating to or arising out of this Agreement, the Debt

Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, in each case, other than with respect to the Debt Documents to the extent the Closing has occurred, (h) (A) waive any and all rights or claims against the Debt Financing Sources in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, and (B) agree not to commence (and if commenced agrees to dismiss or otherwise terminate) any proceeding or legal or equitable action against any Debt Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (i) agree that the Debt Financing Sources are express third-party beneficiaries of, and may rely upon and enforce, this Section 9.17, Section 9.04, the last sentence of Section 9.05, Section 9.09(a) and any of the provisions in this Agreement reflecting the foregoing agreements in this Section 9.17, and (i) agree that the provisions in this Section 9.17, Section 9.04, the last sentence of Section 9.05, Section 9.09(a) and the definition of “Debt Financing Sources” (and any other provisions of this Agreement to the extent a modification thereof would adversely modify the substance of any of the foregoing as it affects the Debt Financing Sources) shall not be amended, waived or otherwise modified, in each case, in any way that is adverse to the Debt Financing Sources without the prior written consent of Debt Financing Sources. Notwithstanding anything to the contrary herein, nothing in this Agreement shall impact the rights of Parent, Merger Sub and their respective Affiliates, or the obligations of the Debt Financing Sources, under the Debt Commitment Letter or any definitive financing documentation.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

VERINT SYSTEMS INC.

By:	/s/ Dan Bodner
Name: Dan Bodner
Title: Chief Executive Officer and Chairman of the Board of Directors

CALABRIO, INC.

By:	/s/ Joshua Geller
Name: Joshua Geller
Title: Secretary and Chief Legal Officer

VIKING MERGER SUB, INC.

By:	/s/ Joshua Geller
Name: Joshua Geller
Title: Secretary and Chief Legal Officer

100